Exhibit 99.1

PetroKazakhstan

Q2

Quarter 2, 2005 Interim Report

КЗХ
Petro
Kazakhstan
51685287
62
27
БЕНЗИН
51685287(27)

Message to the shareholders

HIGHLIGHTS:

>	Net Income of $1.86 per share and Cash flow of $2.20 per share for the quarter

>	Significant Exploration and Appraisal successes in the Kyzylkiya and Kolzhan Licenses

>	Reduction of production due to regulatory restrictions on gas flaring

>	Development programs fully maintained despite production restrictions

>	Progress in the implementation of infrastructure to allow full utilization of associated gas

FINANCIAL HIGHLIGHTS:

(IN MILLIONS OF US$ EXCEPT PER SHARE AMOUNTS)	Six Months ended June 30		Three Months ended June 30
	2005	2004	2005	2004
Gross Revenue	$1,012.1	$731.6	$509.6	$406.3
Net income	304.4	209.5	138.7	122.0
Per share (basic)	4.04	2.64	1.86	1.54
Per share (diluted)	4.02	2.60	1.85	1.51
Cash flow	350.8	253.9	164.4	143.1
Per share (basic)	4.66	3.20	2.20	1.80
Per share (diluted)	4.63	3.16	2.19	1.77
Weight Average Shares Outstanding
Basic	75,288,966	79,257,431	74,666,131	79,442,775
Diluted	75,741,407	80,484,892	75,016,376	80,721,531
Shares Outstanding at End of Period	73,996,350	80,597,166	73,996,350	80,597,166

PetroKazakhstan is pleased to announce its financial results for the second quarter of 2005 achieving $138.7 million of net income and $164.4 million of cash flow. This represents basic net income per share of $1.86 and basic cash flow per share of $2.20 for the quarter. The comparable figures for the quarter ended June 30, 2004 were $1.54 basic net income per share and $1.80 basic cash flow per share.

For the six months ended June 30, 2005 net income was $304.4 million and cash flow was $350.8 million. This represented basic net income per share of $4.04 and basic cash flow per share of $4.66. The comparable figures for the six months ended June 30, 2004, were net income per share of $2.64 and basic cash flow per share of $3.20.

CORPORATE

As the Company has previously announced, it has been approached by a number of parties concerning the possible merger or acquisition of the Company. The Board of Directors has set up an Independent Committee to consider these approaches.

The Company also announces the resignation of Mr. Jan Bonde Neilsen from PetroKazakhstan’s Board of Directors. Mr. Bonde Neilsen had been a Director since 2004.

SHARE BUY-BACK PROGRAM

In the second quarter of 2005 the Company repurchased and cancelled 1,806,100 shares at an average price of C$41.30 per share, under its approved Normal Course Issuer Bid program.

UPSTREAM OPERATIONS REVIEW

PRODUCTION

During the second quarter of 2005, PetroKazakhstan’s production volumes totalled 9.64 million barrels of oil or an average of 105,947 barrels of oil per day (“bopd”) representing a 30% decrease compared to the second quarter 2004 production of 151,104 bopd.

On 26th April production cut backs were initiated to comply with instructions from the Kazakh regulators to stop gas flaring immediately, in accordance with new legislation passed in December 2004. If the current production restrictions remain through to the end of the year but PetroKazakhstan’s share of Kazgermunai production increases to 21,000 bopd in the third quarter as the Akshabulak gas plant is commissioned, then the anticipated annual average production will be 110,000 bopd. This is a reduction of 60,000 bopd or 35.3% from the target potential average of 170,000 bopd. The Company continues its negotiations with the government for relaxation of the forced production cutbacks, in view of its current investment program to achieve full gas utilization by mid-2006.

EXPLORATION AND APPRAISAL

During the second quarter, there has been considerable exploration activity in the Kyzylkiya and Kolzhan areas with very successful results.

Two wells, KK40 and KK42, drilled in the Kolzhan license, which is adjacent to the Northern margin of the Kyzylkiya field tested oil at 250 bopd and 750 bopd respectively from the Cretaceous reservoir.

Well KK43 was drilled into a previously untested pre-mesozoic carbonate basement formation at a total depth of 1,576 metres. The well encountered 262 metres of carbonate formation with at least 10.2 metres of net pay. Initial testing has resulted in flow rates of 120 bopd. Further well stimulation operations, typically applied in fractured carbonate reservoirs such as acid fraccing, will be conducted along with additional production testing. These wells have established the presence of a significant new dual reservoir field, separate from the Northern part of the Kyzylkiya field but close to main Kyzylkiya production facilities.

Another exploration well was drilled in the centre of the Kyzylkiya field to test the large basement closure. Minor oil and gas shows were encountered but the well did not encounter any reservoir quality rock. However, a second well drilled in the same structure has encountered oil and gas shows with evidence of fractures being observed in the retrieved cores and from open hole logs. This second well is being prepared for testing.

A two well drilling program in the South Kyzylkiya licence extension area has started. The first well has recently been completed and encountered excellent quality reservoir with some 3.5m net pay. This well was testing a purely stratigraphic trap and has demonstrated the value of good quality 3D seismic data. Consequently, the Company is planning to increase this year’s 3D seismic acquisition program in this area from 200 sq kms to over 400 sq kms.

Acquisition of a 200 sq km 3D seismic survey over the acreage to the north of the Kumkol field has started and aims to enhance the mapping of this highly prospective area where several structures have already been identified from 2D seismic. This survey will be completed during the third quarter leading to the drilling of additional exploration wells during fourth quarter 2005 and first quarter of 2006.

Interpretation of the 3D seismic data acquired during the second half of 2004 over the potential northern extension of the North Nurali field has been completed. The interpretation of this data has resulted in the identification of a well to be drilled before year end.

The successful results of the exploration work in this quarter are being used to update and enhance the Company’s extensive prospect inventory and to develop targets for more exploration and appraisal wells over and above our current program.

FIELD DEVELOPMENTS

The company has fully maintained its capital programs for facilities and development drilling, despite its current production restrictions.

During the second quarter, six development wells were drilled in the Northern area of the Kyzylkiya field to further delineate the field boundaries and continue with development drilling. Construction activity continued on the expansion of the Kyzylkiya Central Processing Facility and detailed engineering designs for the expanded production gathering system were performed. Material and equipment orders were placed for the new water injection facility and injection pipelines.

Two Jurassic sub-gas cap wells were drilled in the Aryskum field targeting Jurassic channel sands below the main Cretaceous gas cap. These wells encountered elevated gas-oil contacts within the Cretaceous reservoir and will be converted to gas injection wells for gas conservation and pressure maintenance. Two development wells were drilled in the Northern portion of the Aryskum field, successfully extending the mapped oil-water contact further to the Northwest. Material and equipment orders were placed for completion of the field production gathering system.

In the Maibulak field, two appraisal wells were drilled targeting a stratigraphic play between the crest of the field and the major bounding fault to the East. Both of these wells encountered wet Jurassic sands, but were cased and completed in order to further evaluate potential reservoirs in the area. Construction activity continued in Maibulak with the installation of a 6 KVA overhead power distribution system to utilize the installed diesel fired electrical generator and eliminate the single well site generators which are expensive to run.

Enhanced water injection and produced water management was reviewed for the Kumkol South field during the second quarter and a comprehensive development plan was prepared to convert depleted zones to water injection, to improve water transportation throughout the field, and specifically target selected production intervals for improved pressure maintenance and hence increased oil recovery.

In the second quarter, Turgai Petroleum drilled three production wells in the Kumkol North field. Equipment has been ordered for Kumkol North’s oil process facilities with completion expected in the second quarter 2006.

Kazgermunai drilled three production wells in Akshabulak Central. Well 316 discovered 17 meters of net pay in the Jurassic formation against an expected 9 meters of net pay.

Construction of the enhanced Akshabulak production facilities has progressed and should be completed during the third quarter 2005 giving a processing capacity of at least 64,000 bopd (gross).

ENHANCED OIL RECOVERY PROJECT

During the quarter, all required project documents were prepared and approved by the various regulatory agencies and institutes for the initial test of injecting limited volumes of Liquefied Petroleum Gas (“LPG”) to a Kumkol South well. This is a precursor to the pilot EOR project being designed and planned to start early in 2006. The LPG injection test will be conducted in the third quarter of 2005.

CONSERVATION AND EXPLOITATION OF GAS AND LPG RESERVES

PetroKazakhstan currently utilizes associated gas from the Kumkol fields, including those of our joint venture asset, Kumkol North, in generating electricity in the 55 megawatt (“MW”) power plant.

Produced gas from certain Aryskum wells is now being injected into the field gas cap for conservation and reservoir pressure maintenance purposes. The volume of injected gas is gradually increasing as more wells are tied into the main production process system. Ultimately, all of the Kyzylkiya, Aryskum and Maibulak field produced gas will be re-injected.

As a 50% partner in the Kazgermunai Joint venture, PetroKazakhstan is participating in the Akshabulak gas processing and LPG extraction plant. Construction is due to be completed prior to the end of the third quarter 2005 when 2,900 bopd of LPG and 600 bopd of condensate will be extracted from produced gas. The residual dry gas will be provided to the city of Kyzylorda through a pipeline already constructed and commissioned.

In the first half of the year, the Company designed and commenced the implementation of a full gas gathering and utilization scheme for the currently remaining flared gas at Kumkol along with the re-injection and conservation of

Kyzylkiya, Aryskum and Maibulak. The target for completion is July 1, 2006.

DOWNSTREAM MARKETING,
TRANSPORTATION AND REFINING

CRUDE OIL MARKETING AND TRANSPORTATION

The volume of crude oil shipped for export during the second quarter of 2005 declined 25% compared to the previous quarter. This was entirely due to the reduction in production levels imposed by the regulators discussed elsewhere in this report. The volume of crude oil shipped for export amounted to 5.2 million barrels (“mmbbls”) or 671 thousand tonnes. Despite this curtailment, shipments destined for China were increased by 63% in comparison to the preceding quarter as the state operated Karakoin to Atasu pipeline was re-opened. As a consequence volumes destined for China amounted to 24% of total shipments, their highest level to-date. The reduction in shipments was taken on other routes. CPC shipments were reduced by 27% and other destinations by 36%.

As a consequence of the above, the volumes shipped through the Company’s terminal at Dzhusaly accounted for 76% of total volumes, a reduction against the previous quarter’s figure of 83.5%.

CRUDE OIL PRICES AND TRANSPORTATION DIFFERENTIALS

International crude oil prices continued to record new highs during the second quarter of 2005, with the highest daily Platt’s quotation for Brent registering $58.48 per barrel (“/bbl”) compared to the previous quarter’s high of $55.75/bbl. The level of volatility in prices whilst still significant was lower than seen in the previous quarter. The spread between the high and the low of the daily mean of Platt’s quotations for Brent was $12.20/bbl compared to $17.57/bbl during the first quarter of 2005. The average of the daily mean Platt’s quotation for Brent during the second quarter of 2005 was $51.63/bbl, up $4.01/bbl against the preceding quarter.

Sweet/light crude and heavy/sour crude differentials narrowed during the quarter. Iranian light on the Persian Gulf traded at an average discount to Brent during the quarter of $2.32/bbl an improvement of $3.32/bbl against the previous quarter. The CPC blend CIF Mediterranean quotation traded at an average discount to Brent of $1.38/bbl whereas the quotation for Kumkol traded CIF Mediterranean was on average at a discount to Brent of $0.54/bbl.

The reduction of the impact of night time shipping constraints through the Bosporus together with the re-opening of the Karakoin to Atasu pipeline had a positive impact on transportation costs and consequently the differentials recorded during the quarter.

REFINING AND REFINED PRODUCT SALES

The refinery operated without interruption during the second quarter. Average weighted refined product prices improved by approximately $24/tonne representing a 10% increase. The price improvements were as a result of stronger export prices driven by a combination of the international market and a higher proportion of non-FCA contracts where the Company sells closer to the final end user. Domestic refined product prices also firmed in response to strengthening international market prices.

In June 2005, the government of Kazakhstan, as is usual at this time of the year, issued an order banning the export of diesel during the harvest season. On this occasion however, the text of the order included Vacuum Gas Oil (“VGO”) although the detailed listing each of the custom product codes for the different types of diesel did not include the code for VGO. As a result, the customs authorities were unable to approve the export of the Company’s VGO and these exports ceased early June. The Company is in discussions with the Government to correct this anomaly. During the second quarter a new transportation route for VGO was successfully commissioned via the port of Batumi in Georgia.

Respectfully submitted on behalf of the board of directors,

(signed)

Bernard F. Isautier

President and Chief Executive Officer

July 27, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and notes relating thereto that are included elsewhere in this report. Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described under section “Risk Analysis” and the risk factors described in our Annual Information Form for the year ended December 31, 2004 under the heading “Risk Factors”. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other known or unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or affects on, us. Unless otherwise required by applicable securities law, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In our MD&A we use certain terms, which are specific to the oil and gas industry, including “net return” and “cash flow”. These are non-GAAP terms defined within our MD&A.

Except as otherwise required by the context, reference in this MD&A to “our”, “we” or “us” refer to the combined business of PetroKazakhstan Inc. and all of its subsidiaries and joint ventures.

Additional information filed with Canadian securities commissions and the United States Securities and Exchange Commission, including our quarterly and annual reports and our Annual Information Form (AIF/40-F), are available on line at www.sedar.com and www.sec.gov.

All numbers are in U.S. Dollars unless otherwise indicated.

HIGHLIGHTS

	Three months ended June 30
	2005	2004	2005 vs 2004
Net income ($000’s)	138,777	122,028	16,749
Cash flow ($000’s)[1]	164,415	143,115	21,300
Basic net income per share	1.86	1.54	0.32
Basic cash flow per share	2.20	1.80	0.40
Production, bopd[2]	105,947	151,104	(45,157)
Capital expenditures	57,639	27,291	30,348
Cash dividends declared	11,501	17,706	(6,205)
Common shares outstanding	73,996,350	80,597,166	(6,600,816)

	Six months ended June 30
	2005	2004	2005 vs 2004
Net income ($000’s)	304,416	209,513	94,903
Cash flow ($000’s)[1]	350,799	253,944	96,855
Basic net income per share	4.04	2.64	1.40
Basic cash flow per share	4.66	3.20	1.46
Production, bopd[2]	127,849	147,012	(19,163)
Capital expenditures	88,206	66,416	21,790
Cash dividends declared	23,692	17,706	5,986

1 Cash flow: We evaluate our operations based upon our net income and cash flow. Cash flow is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this to be a key measure as we use this measure to evaluate our ability to generate cash to fund our growth through capital expenditures and our ability to repay debt. The comparable GAAP measure is cash flow from operating activities. The following table reconciles our non-GAAP measure cash flow to the comparable GAAP measure “Cash flow from operating activities”. Cash flow does not have any standardized meaning prescribed by Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

	Three months ended June 30
	2005	2004
	($’000s)	($’000s)
Cash flow	164,415	143,115
Changes in non-cash operating working capital items	3,734	62,211
Cash flow from operating activities	168,149	205,326

	Six months ended June 30
	2005	2004
	($’000s)	($’000s)
Cash flow	350,799	253,944
Changes in non-cash operating working capital items	(9,290)	46,502
Cash flow from operating activities	341,509	300,446

2 We report production before royalties as we measure our Upstream operations on this basis, which is consistent with industry practice in Canada.

NET INCOME VARIANCES

$ millions
Net income for the three months ended June 30, 2004:	122
Increase in the price of exported crude oil	80
Increase in net return at Kumkol for refined products	50
Refund of road fund penalties	8
Decrease in refined products sales volumes	(32)
Hedging	(25)
Increase in crude purchases	(18)
Decrease in crude oil export volumes	(13)
Increase in excess profit tax	(12)
Increase in export differential	(6)
Other variances	(15)
Net income for the three months ended June 30, 2005:	139

$ millions
Net income for the six months ended June 30, 2004:	210
Increase in the price of exported crude oil	166
Increase in net return at Kumkol for refined products	97
Refund of road fund penalties	8
Hedging	(51)
Decrease in refined products sales volumes	(33)
Decrease in crude oil export volumes	(27)
Increase in export differential	(25)
Increase in excess profit tax	(25)
Increase in crude purchases	(15)
Other variances	(1)
Net income for the six months ended June 30, 2005:	304

KEY PERFORMANCE INDICATORS

We measure the performance of our Upstream and Downstream operations using the following key performance indicators.

	Three months ended June 30
	2005	2004
Production, bopd	105,947	151,104
Export differential ($/bbl)	13.50	12.20
Production expense ($/bbl)	2.15	2.00
Refining cost ($/bbl)	0.89	0.70
General and administrative ($/bbl)	2.33	1.03
Effective income tax rate, %	41.4%	39.5%
Crude oil inventory and in transit (MMbbls)	3.00	2.66
Refined products inventory and in transit (MM Tonnes)	0.21	0.18

	Six months ended June 30
	2005	2004
Production, bopd	127,849	147,012
Export differential ($/bbl)	14.89	12.47
Production expense ($/bbl)	1.87	1.87
Refining cost ($/bbl)	0.76	0.64
General and administrative ($/bbl)	1.73	1.02
Effective income tax rate, %	39.4%	37.1%

Production. See Volumetrics, Upstream for a discussion of our production.

Differentials. The graph to the right shows the evolution of our differential.

* Our differential is calculated as the difference between the average Brent price for crude oil export sales received by PetroKazakhstan and our net return at Kumkol. Differential is a non-GAAP measure that is the sum of the costs and discounts incurred in order to transport and sell our crude oil to international markets. The sales revenue used in this measure differs from sales revenue in the statement of net income and the net return table for the following reason:

•    The differential does not include Joint Venture sales because the differential is used to measure the performance of our own internal marketing group and transportation group.

•    The differential does not include sales where we buy and sell for export third party owned crude oil.

The term "Differential" does not have a standardized meaning prescribed by Canadian GAAP and is, therefore, unlikely to be comparable to similar measures prescribed by other companies.
Our differential decreased for the second quarter of 2005 for a number of reasons.

The computation of our differential has been changed so that sales made by our Joint Venture Turgai are not included because as of January 1, 2005 our joint marketing agreements have been terminated by Turgai.

The impact of excluding these sales for prior periods is immaterial, and therefore the differential for these periods has not been re-stated.

We have curtailed production to comply with gas flaring restrictions which has led to less crude available for export sales. Consequently, we have focused on our two main export routes, Aktau to Batumi and China. Exports through Batumi, which represented approximately 75% of our completed sales, benefited from better freight rates and less demurrage. Sales to China utilizing the Atasu pipeline resumed contributing to the overall improvement of our overall differential.

Outlook. The expected decrease in sales volumes and the ARNM’s recently announced 6.5% increase in rail-car tariffs (effective July 1, 2005) combined with our rail car lease commitments means that we do not expect a significant improvement in the overall differential for the third quarter.

Refining costs. Refining costs per barrel were higher in the second quarter of 2005 by $0.19/bbl compared to the same quarter of 2004. This was due to lower processed volumes, which decreased by 0.52 mmbbls (6.7%), and the payment of national employee bonuses for year 2004 performance. Refining costs increased by $0.12/bbl in the first six months of 2005 due to lower processed volumes, national employee bonuses for year 2004 performance and minor repair and maintenance works carried out at the refinery during the first quarter.

General and administrative expenses. General and administrative expenses increased by $1.30/bbl in the second quarter of 2005 compared to the same period in 2004 mainly due to $0.47/bbl of litigation related expenses, $0.28/bbl reflecting the impact of reduced production due to gas flaring restrictions and $0.23/bbl of inventory and bad debt provisions.

The increase in general and administrative expenses during the six months of 2005 by $0.71/bbl compared to the same period in 2004 is mainly due to $0.20/bbl of litigation related expenses, $0.10/bbl of increased bad debt and inventory provisions, $0.11/bbl reflecting the impact of reduced production and $0.08/bbl of additional stock based compensation expense and management services charged to our joint ventures in the first quarter of 2005.

Effective income tax rate. Our effective income tax rate increased from 39.5% (37.1% in the six months of 2004) to 41.4% (39.4% in the six months of 2005) in the second quarter of 2005 mainly due to increased excess profit tax payable by our Turgai joint venture.

Crude oil and refined products inventory and in transit. Our crude oil and refined products inventory declined by 2.0 million barrels compared to March 31, 2005. This inventory drawdown led to approximately $34.5 million of net income in the second quarter of 2005.

VOLUMETRICS

UPSTREAM

PRODUCTION

The following table sets forth our barrels of oil produced per day by field.

	Three months ended June 30
Field	2005 (BOPD)	2004 (BOPD)
Kumkol South	20,583	50,014
Kumkol North	30,994	34,844
South Kumkol	22,275	23,311
Kyzylkiya	3,290	9,783
Aryskum	13,299	8,030
Maibulak	876	2,446
North Nurali	-	559
License #952	28	396
License #951	-	12
Kazgermunai Fields	14,602	21,709
Total	105,947	151,104

	Six months ended June 30
Field	2005 (BOPD)	2004 (BOPD)
Kumkol South	28,318	46,127
Kumkol North	34,142	34,136
South Kumkol	23,403	24,564
Kyzylkiya	5,935	9,604
Aryskum	15,373	8,411
Maibulak	1,226	2,255
North Nurali	51	340
License #952	209	222
License #951	-	6
Kazgermunai Fields	19,192	21,347
Total	127,849	147,012

Production has been curtailed at all fields in the second quarter of 2005 due to gas flaring restrictions. However, we have maintained our development programs in order to achieve full production potential when the issue of gas utilisation is fully resolved by the middle of 2006 or earlier (see Note 14 of the interim consolidated financial statements).

IMPACT OF GAS FLARING RESTRICTIONS

On April 26, 2005 our subsidiary PKKR commenced the process of reducing production in accordance with new legislation passed in December 2004 prohibiting gas flaring, except under limited circumstances. Turgai and Kazgermunai also reduced production to comply with the new legislation.

Considering our 50% share in Turgai and Kazgermunai, it is estimated that our net share of production in the third quarter of 2005 will be curtailed to approximately 91,500 bopd.

	Actual production for the quarter ended		Forecasted production for the quarter ended
	March 31, 2005 (BOPD)	June 30, 2005 (BOPD)	September 30, 2005 (BOPD)
PKKR	88,574	60,351	48,000
Turgai (50%)	37,326	30,994	27,000
Kazgermunai (50%)	23,832	14,602	16,500
Total	149,732	105,947	91,500

Kazgermunai is nearing completion of its gas processing facility, which should enable Kazgermunai to increase production before the end of the third quarter of 2005.

We remain hopeful that, in view of our current investment program to achieve full gas utilization by mid - 2006, it will be allowed to resume production at higher rates prior to the completion of our gas re-injection program.

CRUDE OIL INVENTORIES AND MOVEMENTS

The following table sets forth the movements in inventory for our Upstream operations for the three and six months ended June 30.

	Three months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Opening inventory of crude oil	4.03	2.56
Production	9.66	13.75
Crude oil purchased from third parties	0.54	-
Crude oil received from Turgai per court decision (50%)	0.23	-
Crude oil purchased from joint ventures (50%)	(0.02)	(0.17)
Sales or transfers	(11.57)	(13.48)
Field and transportation losses	(0.07)	(0.05)
Closing inventory of crude oil	2.80	2.61

	Six months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Opening inventory of crude oil	3.95	2.87
Production	23.12	26.76
Crude oil purchased from third parties	0.54	1.09
Crude oil received from Turgai per court decision (50%)	0.23	-
Crude oil purchased from joint ventures (50%)	-	0.15
Sales or transfers	(24.94)	(28.16)
Field and transportation losses	(0.10)	(0.10)
Closing inventory of crude oil	2.80	2.61

The following table sets forth the movements from Upstream operations for the three and six months ended June 30.

	Three months ended June 30
	2005 (MMbbls)	2005%	2004 (MMbbls)	2004%
Crude oil exports	6.43	55.6%	6.99	51.9%
Crude oil transferred to Downstream	3.00	25.9%	4.10	30.4%
Crude oil transferred to Downstream by joint ventures (50%)	(0.08)	(0.7%)	1.68	12.5%
Crude oil tolled by joint ventures (50%)	1.57	13.6%	-	-
Royalty payments	0.65	5.6%	0.71	5.2%
Total crude oil sales or transfers	11.57	100.0%	13.48	100.0%

	Six months ended June 30
	2005 (MMbbls)	2005%	2004 (MMbbls)	2004%
Crude oil exports	13.52	54.2%	14.84	52.7%
Crude oil transferred to Downstream	6.68	26.8%	8.25	29.3%
Crude oil transferred to Downstream by joint ventures (50%)	1.48	5.9%	3.19	11.3%
Crude oil tolled by joint ventures (50%)	1.65	6.6%	-	-
Royalty payments	1.61	6.5%	1.88	6.7%
Total crude oil sales or transfers	24.94	100.0%	28.16	100.0%

DOWNSTREAM

REFINING

Our total processed volumes were as follows:

	Three months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Feedstock refined into product	5.43	7.62
Tolled volumes	1.77	0.10
Total processed volumes*	7.20	7.72

	Six months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Feedstock refined into product	12.14	14.70
Tolled volumes	2.13	0.13
Total processed volumes*	14.27	14.83

*The total processed volumes are used for our per barrel calculations.

Sources of feedstock supplies for our refinery were as follows:

	Three months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Acquired from PKKR	3.00	4.10
Purchased from joint ventures (100%)	(0.15)	3.37
Tolled by joint ventures (50%)*	1.57	-
Purchased from third parties	0.75	-
Total feedstock acquired	5.17	7.47

	Six months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Acquired from PKKR	6.68	8.25
Purchased from joint ventures (100%)	2.97	6.40
Tolled by joint ventures (50%)*	1.65	-
Purchased from third parties	0.99	-
Total feedstock acquired	12.29	14.65

*50% of volumes tolled by our joint ventures are attributable to our joint venture partners and are not included in our inventory movements and ending inventory.

FEEDSTOCK AND REFINED PRODUCTS INVENTORIES AND MOVEMENTS

The movements in our feedstock inventory at our refinery were as follows:

	Three months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Opening inventory of crude oil feedstock	0.46	0.15
Purchase and acquisition of feedstock	5.17	7.47
Recoverable feedstock from traps*	-	0.05
Feedstock refined into product	(5.43)	(7.62)
Closing inventory of feedstock	0.20	0.05

	Six months ended June 30
	2005 (MMbbls)	2004 (MMbbls)
Opening inventory of crude oil feedstock	0.03	0.03
Purchase and acquisition of feedstock	12.29	14.65
Recoverable feedstock from traps*	0.02	0.07
Feedstock refined into product	(12.14)	(14.70)
Closing inventory of feedstock	0.20	0.05

* This represents trapped oil processed, net of trapped oil recovered.

The movement in inventory of refined products was as follows:

	Three months ended June 30
	2005 (MM Tonnes)*	2004 (MM Tonnes)*
Opening inventory of refined product	0.28	0.36
Refined product from feedstock**	0.66	0.93
Refined product purchased	0.02	0.01
Refined product sold	(0.75)	(1.11)
Refined product internal use and yield losses	-	(0.01)
Closing inventory of refined product	0.21	0.18

	Six months ended June 30
	2005 (MM Tonnes)*	2004 (MM Tonnes)*
Opening inventory of refined product	0.21	0.26
Refined product from feedstock**	1.47	1.78
Refined product purchased	0.02	0.04
Refined product sold	(1.49)	(1.89)
Refined product internal use and yield losses	-	(0.01)
Closing inventory of refined product	0.21	0.18

*The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used by us for crude oil is 7.746 barrels to the tonne.

** Refined products from feedstock are presented as actual output from refined volumes of crude oil.

RESULTS OF OPERATIONS

NET RETURN PER BARREL

Set forth below are the details of the average net return achieved for crude oil export sales and sales derived from the refining of our own crude. Net return per barrel is a non-GAAP measure that shows averages across all types of sales contracts and illustrates the relationship between exports of crude oil versus refining our own crude oil and marketing refined crude oil products. Net return per barrel does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended June 30, 2005
	Crude Oil Exports ($/bbl)	Own Crude Oil Refined and Sold** ($/bbl)
Net realized price	38.22*	41.39
Transportation costs	(9.21)	(7.11)
Selling costs	(0.26)	(0.59)
Crude utilized in refining***	-	(1.79)
Refining cost	-	(0.89)
Royalties and taxes - downstream	-	(1.40)
General and administrative costs - downstream	-	(0.72)
Net return at Kumkol****	28.75	28.89
Production cost	(2.15)	(2.15)
Royalties and taxes - upstream	(1.33)	(1.33)
General and administrative costs - upstream	(1.61)	(1.61)
Net return per barrel	23.66	23.80

	Three months ended June 30, 2004
	Crude Oil Exports ($/bbl)	Own Crude Oil Refined and Sold** ($/bbl)
Net realized price	27.81*	22.85
Transportation costs	(5.65)	(2.09)
Selling costs	(0.34)	(0.46)
Crude utilized in refining***	-	(1.40)
Refining cost	-	(0.70)
Royalties and taxes - downstream	-	(1.18)
General and administrative costs - downstream	-	(0.45)
Net return at Kumkol****	21.82	16.57
Production cost	(2.00)	(2.00)
Royalties and taxes - upstream	(1.50)	(1.50)
General and administrative costs - upstream	(0.58)	(0.58)
Net return per barrel	17.74	12.49

* Net realized price for own crude oil exports is shown net of hedging expenses ($6.70/bbl in the second quarter of 2005 compared to $0.96/bbl in the second quarter of 2004).

** Net realized price shown in these tables does not include the price received for purchased refined products re-sold.

***Crude utilized in refining is our fuel consumption and yield loss percentage from refining our crude oil applied to the overall sales price received for our products.

**** Average Brent or a similar index for each respective period does not reflect our average realized Brent price because of the timing of recognition of sales for financial statement purposes and the terms of the sales. Financial statement sales revenue is the basis used to determine the net sales price achieved in these tables. Therefore, a comparison of average Brent or similar index to our net return at Kumkol cannot be used to determine our differential.

Net return at Kumkol for own crude oil exports increased by $6.93/bbl in the second quarter of 2005 as compared to the same quarter of 2004 primarily due to:

•
A significant increase in the prices of crude oil, with average Brent in the second quarter of 2005 of $51.63/bbl compared to $35.32/bbl in the second quarter of 2004. This was offset in part by foregone revenue due to our hedging program, which had a negative impact of $6.70 per barrel in 2005 compared to $0.96/bbl in 2004. See Note 12 to our interim consolidated financial statements.

Net return at Kumkol for own crude oil refined and sold increased by $12.32/bbl in the second quarter of 2005 primarily due to:

•	Higher sales prices in both export and domestic markets following the price increase for crude oil;

•	An improved yield, whereby a higher value products mix was produced.

	Six months ended June 30, 2005
	Crude Oil Exports ($/bbl)	Own Crude Oil Refined and Sold** ($/bbl)
Net realized price	37.29*	39.80
Transportation costs	(8.87)	(6.93)
Selling costs	(0.30)	(0.55)
Crude utilized in refining***	-	(2.17)
Refining cost	-	(0.76)
Royalties and taxes - downstream	-	(1.31)
General and administrative costs - downstream	-	(0.63)
Net return at Kumkol****	28.12	27.45
Production cost	(1.87)	(1.87)
Royalties and taxes - upstream	(1.25)	(1.25)
General and administrative costs - upstream	(1.10)	(1.10)
Net return per barrel	23.90	23.23

	Six months ended June 30, 2004
	Crude Oil Exports ($/bbl)	Own Crude Oil Refined and Sold** ($/bbl)
Net realized price	25.92*	21.38
Transportation costs	(6.78)	(1.83)
Selling costs	(0.30)	(0.50)
Crude utilized in refining***	-	(1.33)
Refining cost	-	(0.64)
Royalties and taxes - downstream	-	(1.25)
General and administrative costs - downstream	-	(0.45)
Net return at Kumkol****	18.84	15.38
Production cost	(1.87)	(1.87)
Royalties and taxes - upstream	(1.30)	(1.30)
General and administrative costs - upstream	(0.57)	(0.57)
Net return per barrel	15.10	11.64

* Net realized price for own crude oil exports is shown net of hedging expenses ($5.99/bbl for the six months of 2005 compared to $0.80/bbl for the same period of 2004).

** Net realized price shown in these tables does not include the price received for purchased refined products re-sold.

***Crude utilized in refining is our fuel consumption and yield loss percentage from refining our crude oil applied to the overall sales price received for our products.

**** Average Brent or a similar index for each respective period does not reflect our average realized Brent price because of the timing of recognition of sales for financial statement purposes and the terms of the sales. Financial statement sales revenue is the basis used to determine the net sales price achieved in these tables. Therefore, a comparison of average Brent or similar index to our net return at Kumkol cannot be used to determine our differential.

Net return at Kumkol for own crude oil exports increased by $9.28/bbl during the six months of 2005 as compared to the same period of 2004 primarily due to:

•
A significant increase in the prices of crude oil, with average Brent for the six months of 2005 of $49.64/bbl compared to $33.66/bbl in the same period of 2004. This was offset in part by foregone revenue due to our hedging program, which had a negative impact of $5.99 per barrel in 2005 compared to $0.80/bbl in 2004. See Note 12 to our interim consolidated financial statements.

Net return at Kumkol for own crude oil refined and sold increased by $12.07/bbl in the six months of 2005 primarily due to:

•	Higher sales prices in both export and domestic markets following the price increase for crude oil;

•	An improved yield, whereby a higher value products mix was produced.

REVENUE

As at March 31, 2005, approximately 1.9 mmbbls of crude oil were in transit and hence, included in inventory. The net income realized on the sale of these volumes in the second quarter of 2005 was $47.0 million, as compared to $43.6 million of net income estimated at March 31, 2005. As at June 30, 2005, approximately 1.3 mmbbls were in transit and included in inventory. We expect to realize sales for these volumes in the third quarter of 2005 leading to net income of $33.4 million.

As at June 30, 2005, our total company wide crude oil and refined products inventories (including those in the field, at the refinery, in various storage locations and in transit) was 4.64 mmbbls. These inventories are recorded at cost until sold and delivered. The realization of these inventories at current market prices (net of transportation costs in effect at the reporting date) would result in estimated additional net income of $95.4 million.

The table below sets out the crude oil revenue, volumes sold and net realized prices:

	Three months ended June 30, 2005
	Quantity sold (MMbbls)	Realized price net of transportation costs ($/bbl)	Revenue at field gate ($000’s)	Transportation costs to point of sale ($000’s)	Revenue at point of sale ($000’s)
PKKR export sales	3.27	36.47	119,185	37,682	156,867
Joint ventures export sales	2.62	34.80	91,183	16,512	107,695
Royalty payments	0.65	29.44	19,137	-	19,137
	6.54	35.10	229,505	54,194	283,699
Impact of hedges					(39,478)
Purchased crude export sales*					24,553
Total					268,774

*Purchased crude export sales includes crude oil volumes purchased from third parties to top up tankers and volumes purchased and resold.

	Three months ended June 30, 2004
	Quantity sold (MMbbls)	Realized price net of transportation costs ($/bbl)	Revenue at field gate ($000’s)	Transportation costs to point of sale ($000’s)	Revenue at point of sale ($000’s)
PKKR export sales	3.67	22.82	83,754	24,537	108,291
Joint ventures export sales	3.32	23.06	76,564	16,277	92,841
Royalty payments	0.71	16.41	11,649	-	11,649
	7.70	22.33	171,967	40,814	212,781
Impact of hedges					(6,695)
Total					206,086

•
The increase of $62.7 million in crude oil sales for the second quarter of 2005 compared to the same quarter of 2004 was due to the increased market price for crude oil (average Brent for the second quarter of 2005 increased by $16.31/bbl).

•	The positive effect of the increase in market prices was partially offset by the increase in foregone revenue of $32.8 million from our hedging program and lower sales volumes.

•	Royalty payment volumes are physical deliveries made quarterly in arrears for all fields with the exception of our Kumkol North and Kazgermunai fields.

	Six months ended June 30, 2005
	Quantity sold (MMbbls)	Realized price net of transportation costs ($/bbl)	Revenue at field gate ($000’s)	Transportation costs to point of sale ($000’s)	Revenue at point of sale ($000’s)
PKKR export sales	7.05	34.84	245,568	80,650	326,218
Joint ventures export sales	5.93	33.84	200,674	34,815	235,489
Royalty payments	1.61	25.26	40,672	-	40,672
	14.59	33.38	486,914	115,465	602,379
Impact of hedges					(77,748)
Purchased crude export sales*					24,553
Total					549,184

*Purchased crude export sales includes crude oil volumes purchased from third parties to top up tankers and volumes purchased and resold.

	Six months ended June 30, 2004
	Quantity sold (MMbbls)	Realized price net of transportation costs ($/bbl)	Revenue at field gate ($000’s)	Transportation costs to point of sale ($000’s)	Revenue at point of sale ($000’s)
PKKR export sales	8.46	20.40	172,607	64,009	236,616
Joint ventures export sales	6.38	19.30	123,148	36,941	160,089
Royalty payments	1.88	15.32	28,793	-	28,793
	16.72	19.41	324,548	100,950	425,498
Impact of hedges					(11,934)
Total					413,564

Our net realized prices are dependent on the world price for crude oil, the export route used and the point of sale or terms of sales, all of which may vary significantly from period to period. Our differential from Brent is our key performance indicator.

•
The increase of $135.6 million in crude oil sales for the six months of 2005 compared to the same period in 2004 was due to the increased market price for crude oil (average Brent for the period increased by $15.98/bbl).

•	The positive effect of the increase in market prices was partially offset by the increase in foregone revenue of $65.8 million from our hedging program and lower sales volumes.

•	Royalty payment volumes are physical deliveries made quarterly in arrears for all fields with the exception of our Kumkol North and Kazgermunai fields.

REFINED PRODUCTS

The tables below set forth the related tonnes of refined products sold, the average prices obtained and revenues received for the three and six months ended June 30, 2005 and 2004.

	Three months ended June 30
	Tonnes sold	Average price at refinery gate ($/tonne)	Transportation costs to point of sale	Revenue at point of sale ($000’s)
2005	749,177	272.39	32,729	236,799
2004	1,107,668	168.60	10,198	196,949

	Six months ended June 30
	Tonnes sold	Average price at refinery gate ($/tonne)	Transportation costs to point of sale	Revenue at point of sale ($000’s)
2005	1,486,224	261.16	66,994	455,141
2004	1,883,890	158.86	13,624	312,896

Refined product revenues of $236.8 million in the second quarter of 2005 ($455.1 million in the six months of 2005) showed an increase of $39.9 million as compared to the second quarter of 2004 ($142.2 million compared to the six months of 2005). The main contributing factors were as follows:

•	Strong world crude oil prices during the period, which resulted in higher average product prices in Kazakhstan and neighboring countries.

•	In 2005 VGO sales increased by 146,033 tonnes over the second quarter and the six months of 2004.

•
The reduction of refined products sales volumes during the three and six month periods ended June 30, 2005 compared to the same periods in 2004 resulted from our reduced production and the fact that commencing May 2005 the crude oil shipped to the refinery by Turgai, has been tolled, or processed for a fee and Turgai retains title to and sells the refined products.

PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in our Upstream operations. Based on the number of barrels of oil produced, these costs were as follows:

	Three months ended June 30
	Production expenses ($000’s)	Per barrel of oil produced ($/bbl)
2005	20,770	2.15
2004	27,452	2.00

	Six months ended June 30
	Production expenses ($000’s)	Per barrel of oil produced ($/bbl)
2005	43,166	1.87
2004	49,916	1.87

The higher expenses per barrel are due to the lower production volumes in 2005.

ROYALTIES AND TAXES

The following table sets forth the components of royalties and taxes.

	Three months ended June 30
	2005 ($000’s)	2004 ($000’s)
Royalties and production bonus	22,640	17,878
Fines and penalties cancelled per court decision	(7,899)	-
Tax assessments	-	251
Other taxes	8,098	11,470
Royalties and taxes	22,839	29,599

	Six months ended June 30
	2005 ($000’s)	2004 ($000’s)
Royalties and production bonus	38,660	29,364
Fines and penalties cancelled per court decision	(7,899)	-
ARNM assessment	-	3,600
Tax assessments	-	251
Other taxes	16,917	18,758
Royalties and taxes	47,678	51,973

Royalties for the three months ended June 30, 2005 were $22.6 million, which represented an effective overall royalty rate of 6.8%. Royalties and production bonus for the three months 2004 were $17.9 million, which represented an effective overall royalty rate of 6.9% excluding production bonuses of $0.1 million for Kumkol North.

Royalties for the six months ended June 30, 2005 were $38.7 million, which represented an effective overall royalty rate of 5.98%. Royalties and production bonus for the six months 2004 were $29.4 million, which represented an effective overall royalty rate of 6.2% excluding production bonuses of $0.3 million.

In the second quarter of 2004, production bonus expenses related only to our Kumkol North field. In March 2005, the cumulative production at this field reached 15,000,000 tonnes (116.2 million barrels) and we paid a further $1.0 million of the production bonus (our 50% share) in April 2005. We do not have any further liabilities for production bonuses on any of our producing fields.

FINES AND PENALTIES CANCELLED PER COURT DECISION

As discussed in Note 15 to our interim consolidated financial statements, following a decision of the Supervisory Panel of the Supreme Court on road tax assessments previously booked as an expense. We reversed $7.9 million from royalties and taxes and recorded this amount as an accounts receivable in the interim consolidated financial statements.

OTHER TAXES

Other taxes of $8.1 million in the second quarter of 2005 ($11.5 million in the second quarter of 2004) included:

•	excise tax on refined products ($6.4 million in 2005 compared to $9.3 million in 2004 due to lower refined products sale in the current period);

•	various taxes, including property taxes, road fund and other ($1.7 million in 2005 compared to $2.2 million in the second quarter of 2004).

Other taxes of $16.9 million in the six months of 2005 ($18.8 million in the six months of 2004) included:

•	excise tax on refined products ($12.5 million in 2005 compared to $14.2 million in 2004 due to lower refined products sale in the current period);

•	various taxes, including property taxes, road fund and other ($4.4 million in 2005 compared to $4.6 million for the six months of 2004).

TRANSPORTATION

The table below sets out the components of transportation costs.

	Three months ended June 30
	2005 ($000’s)	2004 ($000’s)
Pipeline	3,679	3,478
Crude oil for processing	9,996	5,056
Kazgermunai transportation	6,173	8,659
Crude oil export	43,174	27,329
Refined products transportation	33,018	10,198
Other	2,491	768
Total	98,531	55,488

	Six months ended June 30
	2005 ($000’s)	2004 ($000’s)
Pipeline	5,680	7,309
Crude oil for processing	17,912	10,041
Kazgermunai transportation	16,041	16,520
Crude oil export	91,593	74,856
Refined products transportation	65,179	13,624
Other	3,332	1,754
Total	199,737	124,104

As noted in our net return discussion, the changes in our transportation and selling costs are largely dependent on our choice of export routes and the terms of sales, which vary from period to period. Our differential from Brent is the key performance indicator, which can be used to assess the results of our exports. Please see the discussion of our differential.

Pipeline

Pipeline costs decreased by $1.6 million during the six months of 2005 compared to the same period in 2004 mainly due to decreased export volumes through KTO pipeline system.

Crude oil for processing

Transportation costs to deliver crude oil for processing increased by $4.9 million in the second quarter of 2005 compared to the same period in 2004 ($7.9 million during the six months of 2005) mainly due to increased purchases made by our refinery at the Russian border as opposed to the Kumkol field gate in 2004.

Crude oil export

Transportation of exported crude oil increased by $15.8 million in the second quarter of 2005 compared to the same period in 2004 ($16.7 million in the six months of 2005) mainly due to the increased share of deals with final destination points further away from Kazakhstan and closer to our end buyers at the port of Batumi.

At the end of 2004 we entered into a number of operating leases for rail cars (see Note 18 to our annual consolidated financial statements). The number of leased cars was based on our expected production levels in 2005. As a result of our production curtailment, the fixed charges for leased cars have led to increased transportation expense on both an absolute and per barrel basis.

We have recently served termination notices with varying terms of notice (from 30 to 90 days) to the lessors for over 1,800 rail cars out of our existing fleet of approximately 4,000 leased rail cars.

Refined products transportation

Transportation expenses for refined products increased by $22.8 million in the second quarter of 2005 ($51.6 million during the six months of 2005) due to increased export volumes sold closer to our end buyers in 2005. Such sales of products in the second quarter and the six months of 2004 were significantly lower compared to the same periods in 2005.

REFINING

	Three months ended June 30
	Refining expenses ($000’s)	Per barrel of oil processed ($/bbl)
2005	6,376	0.89
2004	5,427	0.70

	Six months ended June 30
	Refining expenses ($000’s)	Per barrel of oil processed ($/bbl)
2005	10,823	0.76
2004	9,515	0.64

Refining costs per barrel were higher in the second quarter of 2005 by $0.19/bbl compared to the same quarter of 2004. This was due to lower processed volumes, which decreased by 0.52 mmbbls (6.7%), and the payment of national employee bonuses for year 2004 performance. Refining costs increased by $0.12/bbl in the first six months of 2005 due to lower processed volumes, national employee bonuses for year 2004 performance and minor repair and maintenance works carried out at the refinery during the first quarter.

CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases represent the expensed portion of crude oil purchased for the refinery from third parties, as well as refined products purchased for resale. Purchases and sales between our Upstream and Downstream business units are eliminated on consolidation.

Crude oil purchases in the second quarter of 2005 include $14.0 million for crude purchased to top up tankers at Batumi. In addition, 230,000 bbls of crude oil were purchased from third parties for approximately $8.5 million and re-sold in the second quarter of 2005. There were no such purchases in 2004.

Our purchases of crude oil and refined products were as follows:

	Three months ended June 30
	2005 ($000’s)	2004 ($000’s)
Crude oil	51,947	28,363
Refined products	5,349	3,274
Total	57,296	31,637

	Six months ended June 30
	2005 ($000’s)	2004 ($000’s)
Crude oil	80,159	58,256
Refined products	5,349	6,186
Total	85,508	64,442

SELLING

Selling expenses for crude oil are comprised of marketing overheads allocated to our Upstream operations and fixed marketing charges relating to crude oil export. Selling expenses for refined products are comprised of the costs of operating the regional distribution centres and other administrative costs related to our Downstream operations.

	Three months ended June 30
	2005 ($000’s)	2004 ($000’s)
Crude oil	1,557	2,385
Refined products	3,428	3,956
Total	4,985	6,341

	Six months ended June 30
	2005 ($000’s)	2004 ($000’s)
Crude oil	3,842	4,503
Refined products	6,275	7,286
Total	10,117	11,789

GENERAL AND ADMINISTRATIVE

The table below analyzes total general and administrative costs for Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.

	Three months ended June 30, 2005
	General and Administrative ($000’s)	Per barrel of oil produced or processed* ($/bbl)
Upstream	15,493	1.61
Downstream	5,197	0.72
Corporate	6,452
Total	27,142

	Three months ended June 30, 2004
	General and Administrative ($000’s)	Per barrel of oil produced or processed* ($/bbl)
Upstream	7,917	0.58
Downstream	3,505	0.45
Corporate	4,280
Total	15,702

Upstream general and administrative expenses increased by $7.6 million during the second quarter of 2005 compared to the same period in 2004 mainly due to the following:

•	$1.7 million of legal and other expenses incurred by our Kazgermunai joint venture for capital commitments settlement (Note 14 to the interim consolidated financial statements);

•	$1.7 million of settlement paid by PKKR to Turgai for the central processing facility curtailment (Note 14 to the interim consolidated financial statements);

•	$1.1 million relating to court fees incurred as a result of litigation regarding our central processing facility curtailment (Note 14 to the interim consolidated financial statements);

•	$1.1 million of bad debt provision;

•	$0.5 million of management services charged to our Kazgermunai joint venture;

•	$0.3 million of social tax assessment in Kazgermunai for the years 2001-2002 (see Note 14 to our interim consolidated financial statements);

•	$0.3 million of donations made by Turgai.

The residual $0.9 million increase in general and administrative expenses in the three months of 2005 compared with the same period in 2004 relates to our joint ventures and reflects the increased activity level.

Downstream general and administrative expenses during the second quarter of 2005 are $1.7 million higher compared to the same period in 2004 mainly due to an increase in our provision for obsolete inventory totalling $0.8 million and a $0.4 million increase in corporate charges.

Corporate general and administrative expenses increased by $2.2 in the second quarter of 2005 compared to the same period in 2004 mainly due to legal services relating to litigation with Lukoil (Note 14 to the interim consolidated financial statements).

	Six months ended June 30, 2005
	General and Administrative ($000’s)	Per barrel of oil produced or processed* ($/bbl)
Upstream	25,540	1.10
Downstream	8,993	0.63
Corporate	9,048
Total	43,581

	Six months ended June 30, 2004
	General and Administrative ($000’s)	Per barrel of oil produced or processed* ($/bbl)
Upstream	15,260	0.57
Downstream	6,669	0.45
Corporate	6,816
Total	28,745

* Including tollers’ volumes

Upstream general and administrative expenses increased by $10.3 million during the six months of 2005 compared to the same period in 2004 mainly due to:

•	$1.7 million of legal and other expenses incurred by our Kazgermunai joint venture for capital commitments settlement (Note 14 to the interim consolidated financial statements);

•	$1.7 million of settlement paid by PKKR to Turgai for the central processing facility curtailment (Note 14 to the interim consolidated financial statements);

•	$1.1 million relating to court fees incurred as a result of the litigation regarding our central processing facility curtailment (Note 14 to the interim consolidated financial statements);

•	$1.1 million of bad debt provision;

•	$1.5 million of management services charged to our Turgai and Kazgermunai joint ventures;

•	$0.3 million of social tax assessment in Kazgermunai for the years 2001-2002 (see Note 14 to our interim consolidated financial statements);

•	$0.3 million of donations made by Turgai.

The residual $2.6 million increase in general and administrative expenses in the six months of 2005 compared with the same period in 2004 includes:

•	$1.7 million increase in general and administrative expenses of our joint ventures reflecting the increased activity level;

•	$0.7 million in salaries for employees hired in 2005 and employee bonuses.

Downstream general and administrative expenses for the six months of 2005 are $2.3 million higher compared to the same period in 2004 mainly due to an increase in our provision for obsolete inventory totalling $0.8 million and a $0.8 million increase in corporate charges.

Corporate general and administrative expenses increased by $2.2 in the six months of 2005 compared to the same period in 2004 mainly due to legal services relating to litigation with Lukoil (Note 14 to the interim consolidated financial statements) and $1.0 million of additional stock based compensation expense.

INTEREST AND FINANCING

The following table sets forth our interest and financing costs and any related amortization of debt issue costs or discounts upon issuance of the debt instrument.

	Three months ended June 30
	2005 ($000’s)	2004 ($000’s)
9.625% Notes	3,504	3,504
Commitment fees and amortization of deferred charges on $100 million committed credit facility	461	-
Kazgermunai debt	201	392
Term loans	132	122
Short-term debt	592	205
Term facility	-	1,250
Total	4,890	5,473

	Six months ended June 30
	2005 ($000’s)	2004 ($000’s)
9.625% Notes	7,009	7,531
Commitment fees and amortization of deferred charges on $100 million committed credit facility	809	-
Kazgermunai debt	398	802
Term loans	266	250
Short-term debt	629	426
Term facility	-	2,803
PKOP bonds	-	469
Less portion capitalized	-	(13)
Total	9,111	12,268

We did not incur interest expense on our term facility in 2005, as it was fully repaid in September 2004.

The PKOP bonds were fully redeemed on February 26, 2004.

DEPRECIATION, DEPLETION AND ACCRETION

	Three months ended June 30, 2005
	Depreciation, Depletion and Accretion ($000’s)	Depreciation and Depletion ($/bbl*)
Upstream	21,567	2.24
Downstream	3,328	0.46
Corporate	36
Total	24,931

* Downstream includes tollers’ volumes

	Three months ended June 30, 2004
	Depreciation, Depletion and Accretion ($000’s)	Depreciation and Depletion ($/bbl*)
Upstream	22,247	1.62
Downstream	5,046	0.65
Corporate	314
Total	27,607

* Downstream includes tollers’ volumes

Upstream depletion and depreciation expense of $2.24/bbl during the second quarter of 2005 and $1.62/bbl during the second quarter of 2004 includes:

•    Depletion of oil and gas assets of $1.62/bbl in the second quarter of 2005 compared to $1.31/bbl in the same period of 2004. The $0.31/bbl increase in depletion expense in the current period was mainly due to the increase in our depletable assets and future development costs.

•    Straight-line depreciation and accretion expense relating to our asset retirement obligation represent fixed charges and were $0.52/bbl in the second quarter of 2005 compared to $0.30/bbl in the same period of 2004. The $0.22/bbl increase in the current period reflects the impact of reduced production due to gas flaring restrictions.

Downstream depreciation expense decreased by $1.7 million in the second quarter of 2005 compared to the same quarter in 2004 due to certain Downstream assets becoming fully depreciated in 2004.

	Six months ended June 30, 2005
	Depreciation, Depletion and Accretion ($000’s)	Depreciation and Depletion ($/bbl*)
Upstream	46,811	2.02
Downstream	6,485	0.45
Corporate	113
Total	53,409

* Downstream includes tollers’ volumes

	Six months ended June 30, 2004
	Depreciation, Depletion and Accretion ($000’s)	Depreciation and Depletion ($/bbl*)
Upstream	39,008	1.46
Downstream	9,915	0.67
Corporate	625
Total	49,548

* Downstream includes tollers’ volumes

Upstream depletion and depreciation expense of $2.02/bbl during the six months of 2005 and $1.46/bbl during the six months of 2004 includes:

•    Depletion expense of oil and gas assets of $1.62/bbl in the six months of 2005 compared to $1.16/bbl in the same period of 2004. The $0.46/bbl increase in depletion expense in the current period was mainly due to the increase in our depletable assets and future development costs.

•    Straight-line depreciation and accretion expense relating to our asset retirement obligation represent fixed charges and were $0.44/bbl in the first half of 2005 compared to $0.29/bbl in the same period of 2004. The $0.15/bbl increase in the current period reflects the impact of reduced production due to gas flaring restrictions.

Downstream depreciation expense decreased by $3.4 million in the six months ended June 30, 2005 compared to the same period in 2004 due to certain Downstream assets becoming fully depreciated in 2004.

INCOME TAXES

	Three months ended June 30
	2005	2004
Upstream	78,633	46,790
Downstream	19,503	32,088
Corporate	23	1,114
Total	98,159	79,992

	Six months ended June 30
	2005	2004
Upstream	160,007	72,820
Downstream	37,477	48,715
Corporate	210	2,682
Total	197,694	124,217

Income taxes increased by $18.2 million in the second quarter of 2005 compared to the same period in 2004 mainly due to the following:

•    $10.3 million was due to an increase in income before taxes.

•    Excess profit tax in Turgai increased by $12.6 million in the second quarter of 2005 compared to the same quarter in 2004. See Note 10 to our interim consolidated financial statements.

Income taxes increased by $73.5 million in the six months of 2005 compared to the same period in 2004 mainly due to the following:

•    $50.2 million was due to an increase in income before taxes.

•    Excess profit tax in Turgai increased by $25.0 million in the six months of 2005 compared to the same period in 2004. See Note 10 to our interim consolidated financial statements.

CAPITAL EXPENDITURES AND COMMITMENTS

The table below sets forth a breakdown of our capital expenditures in the second quarter and six months of 2005 and 2004.

	Three months ended June 30
	2005	2004
Upstream
Development wells	18,388	9,940
Facilities and equipment	16,436	8,499
Exploration	3,494	6,049
Kazgermunai infrastructure settlement	15,600	-
Downstream
Refinery HS&E	13	1,350
Refinery sustaining	623	473
Refinery return projects	652	149
Marketing & other	2,141	469
Corporate	292	362
Total capital expenditure	57,639	27,291
Less accrued amounts	(485)	727
Total cash capital expenditure	57,154	28,018

	Six months ended June 30
	2005	2004
Upstream
Development wells	36,039	16,330
Facilities and equipment	18,624	32,065
Exploration	4,436	11,691
Kazgermunai infrastructure settlement	15,600	-
Downstream
Refinery HS&E	159	1,892
Refinery sustaining	1,115	1,658
Refinery return projects	652	1,486
Marketing & other	10,754	650
Corporate	827	644
Total capital expenditure	88,206	66,416
Less accrued amounts	(8,724)	(3,362)
Total cash capital expenditure	79,482	63,054

We have an active drilling program at our Aryskum and Kyzylkiya fields, which was the main reason for the substantial increase in development expenditures in the second quarter and the first six months of 2005. We drilled 12 wells in the second quarter of 2005 as opposed to 7 wells in the same period of 2004 (26 wells during the six months of 2005 compared to 11 wells in the same period of 2004).

As discussed in Note 14 to our interim consolidated financial statements, during the second quarter of 2005, our joint venture Kazgermunai settled an infrastructure claim lodged by the Kzyl-Oda Regional Oblast Akimat for $31.2 million (our share is $15.6 million). This payment represents full satisfaction of Kazgermunai’s infrastructure obligations under the terms of its Foundation Agreement, supplementary agreements and subsequent amendments and, accordingly, it was capitalized.

Upstream facilities and equipment for the three and six months ended June 30, 2005 include $7.0 million relating to the gas utilization plant at the Akshabulak field operated by Kazgermunai joint venture (our share is 50%).

Upstream facilities and equipment in the six months of 2004 included $10.4 million relating to the purchase of railcars and $11.0 million relating to the completion of our KAM pipeline and Gas utilization plant.

Expenditures for marketing and other assets in Downstream for the six months of 2005 include the purchase of 100 LPG railcars for $5.5 million.

TAX ASSESSMENTS AND LITIGATION

Please refer to Note 14 of our interim consolidated financial statements for a detailed description of each item.

LIQUIDITY

The levels of cash and cash equivalents, current assets and current liabilities as at June 30, 2005 and December 31, 2004 are set out below.

	As at June 30, 2005 ($000’s)	As at December 31, 2004 ($000’s)
Cash and cash equivalents*	388,551	199,105
Cash flow	350,799	560,491
Working capital**	209,417	215,681
Net debt***	(184,084)	(48,702)
Ratio of cash flow to net debt	-	-
Ratio of cash flow to fixed charges****	38.4	20.9
Ratio of earnings to fixed charges*****	56.1	30.9

* Cash and cash equivalents do not include restricted cash

**Working capital is net of cash and cash equivalents and short-term debt

*** Net debt includes short-term and long-term debt less cash and cash equivalents

**** Fixed charges include interest expense and preferred dividends before tax

***** Earnings is income before income taxes plus fixed charges

Restricted cash as at June 30, 2005 includes $64.0 million of cash dedicated to a margin account for our hedging program ($39.0 million as at December 31, 2004). The restricted cash balance related to our hedging program increased by $25.0 million compared to December 31, 2004 due to the increase in the price of crude oil. Cash dedicated to our hedging margin account fluctuates on a weekly basis with fluctuations in the future Brent price for crude oil. As the year progresses we will settle our hedges, and the cash dedicated to our hedging margin account will likely reduce and is expected to be nil by December 31, 2005.

We have $104.6 million in future income tax assets, the recoverability of which is dependent on generating sufficient taxable income in our operating subsidiaries to realize our future income tax assets. The majority (55%) of our future income tax assets is current and, accordingly, we expect to realize them within the next year.

Our 9.625% Notes have a credit rating of B+ from Standard and Poors and Ba3 from Moody’s. We are in compliance with our debt covenants as of June 30, 2005.

We also have available working capital facilities of $190.0 million. We believe we have sufficient funding and liquidity to meet our needs in 2005 through our cash flow and available credit facilities.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
REVENUE
Crude oil	268,774	206,086	549,184	413,564
Refined products	236,799	196,949	455,141	312,896
Service fees	2,699	2,502	5,252	3,882
Interest income	1,313	797	2,492	1,240
	509,585	406,334	1,012,069	731,582
EXPENSES
Production	20,770	27,452	43,166	49,916
Royalties and taxes	22,839	29,599	47,678	51,973
Transportation	98,531	55,488	199,737	124,104
Refining	6,376	5,427	10,823	9,515
Crude oil and refined product purchases	57,296	31,637	85,508	64,442
Selling	4,985	6,341	10,117	11,789
General and administrative	27,142	15,702	43,581	28,745
Interest and financing costs	4,890	5,473	9,111	12,268
Depletion and depreciation	24,931	27,607	53,409	49,548
Foreign exchange loss (gain)	4,931	(1,111)	6,613	(5,795)
	272,691	203,615	509,743	396,505
INCOME BEFORE INCOME TAXES	236,894	202,719	502,326	335,077
INCOME TAXES (Note 10)
Current provision	101,242	89,643	210,673	135,002
Future income tax benefit	(3,083)	(9,651)	(12,979)	(10,785)
	98,159	79,992	197,694	124,217
NET INCOME BEFORE NON-CONTROLLING INTEREST	138,735	122,727	304,632	210,860
NON-CONTROLLING INTEREST	42	(699)	(216)	(1,347)
NET INCOME	138,777	122,028	304,416	209,513
RETAINED EARNINGS, BEGINNING OF PERIOD	821,901	466,295	693,336	378,819
Normal course issuer bid	(56,251)	-	(81,129)	-
Common share dividends	(11,501)	(17,706)	(23,692)	(17,706)
Preferred share dividends	(4)	(8)	(9)	(17)
RETAINED EARNINGS, END OF PERIOD	892,922	570,609	892,922	570,609
BASIC NET INCOME PER SHARE (Note 11)	1.86	1.54	4.04	2.64
DILUTED NET INCOME PER SHARE (Note 11)	1.85	1.51	4.02	2.60

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	As at June 30, 2005	As at December 31, 2004
ASSETS
CURRENT
Cash and cash equivalents	388,551	199,105
Accounts receivable (Note 5)	162,927	198,504
Inventory (Note 6)	66,712	61,242
Prepaid expenses	49,333	62,179
Current portion of future income tax asset	57,767	65,431
	725,290	586,461
Deferred charges	4,161	4,662
Restricted cash (Note 4)	64,035	47,741
Future income tax asset	46,823	28,470
Property, plant and equipment	631,972	601,747
TOTAL ASSETS	1,472,281	1,269,081
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 7)	123,595	161,759
Short-term debt (Note 8)	70,938	15,541
Prepayments for crude oil and refined products	3,727	9,916
	198,260	187,216
Long-term debt	133,529	134,862
Asset retirement obligations	33,995	32,499
Future income tax liability	6,701	9,936
	372,485	364,513
Non-controlling interest	12,206	14,411
Preferred shares of subsidiary	80	80
COMMITMENTS AND CONTINGENCIES (Note 14)
SHAREHOLDERS’ EQUITY
Share capital (Note 9)	187,100	191,529
Contributed surplus	7,488	5,212
Retained earnings	892,922	693,336
	1,087,510	890,077
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,472,281	1,269,081

See accompanying notes to the interim consolidated financial statements.

APPROVED BY THE BOARD OF DIRECTORS.

(signed)	(signed)
BERNARD ISUATIER	JACQUES LEVEVRE
Director	Director

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income	138,777	122,028	304,416	209,513
Items not affecting cash:
Depletion and depreciation	24,931	27,607	53,409	49,548
Future income tax benefit	(3,083)	(9,651)	(12,979)	(10,785)
Non-controlling interest	(42)	699	216	1,347
Stock-based compensation	1,242	1,330	2,276	2,094
Amortization of deferred charges	246	396	501	783
Other non-cash charges	2,344	706	2,960	1,444
Cash flow	164,415	143,115	350,799	253,944
Changes in non-cash operating working capital items	3,734	62,211	(9,290)	46,502
Cash flow from operating activities	168,149	205,326	341,509	300,446
FINANCING ACTIVITIES
Short-term debt proceeds	30,407	-	55,000	-
Short-term debt repayment	-	-	-	(24,494)
Long-term debt repayment	(1,019)	(42,392)	(1,019)	(58,325)
Deferred charges paid	-	(650)	-	(650)
Common share dividends	(12,010)	(8,829)	(24,392)	(8,829)
Preferred share dividends	(4)	(8)	(9)	(17)
Purchase of common shares under normal course issuer bid (Note 9)	(60,844)	-	(87,580)	-
Proceeds from issue of share capital, net of share issuance costs	780	596	2,022	4,173
Cash flow used in financing activities	(42,690)	(51,283)	(55,978)	(88,142)
INVESTING ACTIVITIES
Restricted cash	25,365	(10,160)	(16,294)	(11,560)
Capital expenditures	(57,154)	(28,018)	(79,482)	(63,054)
Purchase of preferred shares of subsidiary	-	-	(309)	-
Cash flow used in investing activities	(31,789)	(38,178)	(96,085)	(74,614)
INCREASE IN CASH AND CASH EQUIVALENTS	93,670	115,865	189,446	137,690
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	294,881	206,485	199,105	184,660
CASH AND CASH EQUIVALENTS, END OF PERIOD	388,551	322,350	388,551	322,350

See accompanying notes to the interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF UNITES STATES DOLLARS, UNLESS OTHERWISE INDICATED)
UNAUDITED

1    SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management in accordance with generally accepted accounting principles in Canada. PetroKazakhstan’s main operating subsidiaries are PetroKazakhstan Kumkol Resources (“PKKR”) and PetroKazakhstan Oil Products (“PKOP”). Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2004. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2004.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2    SEGMENTED INFORMATION

On a primary basis the business segments are:

•    Upstream comprising the exploration, development and production of crude oil and natural gas.

•    Downstream comprising refining and the marketing and transportation of refined products and the management of the marketing and transportation of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

The Upstream business segment processes a portion of its produced crude oil at the Corporation’s refinery for a fee, retains title to the refined products and records the sales revenue.

The Corporation does not disclose export revenue attributable to individual countries as it is impractical to obtain the information.

	Three months ended June 30, 2005
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	291,401	-	-	(22,627)	268,774
Refined products	142,105	133,585	-	(38,891)	236,799
Service fees	29	1,854	816	-	2,699
Interest income	1,068	77	168	-	1,313
	434,603	135,516	984	(61,518)	509,585
EXPENSES
Production	20,770	-	-	-	20,770
Royalties and taxes	19,209	3,630	-	-	22,839
Transportation	93,959	4,572	-	-	98,531
Refining	-	6,376	-	-	6,376
Crude oil and refined product purchases	70,424	48,390	-	(61,518)	57,296
Selling	1,556	3,429	-	-	4,985
General and administrative	15,493	5,197	6,452	-	27,142
Interest and financing costs	4,890	-	-	-	4,890
Depletion, depreciation and accretion	21,567	3,328	36	-	24,931
Foreign exchange (gain) loss	(2,832)	7,459	304	-	4,931
	245,036	82,381	6,792	(61,518)	272,691
INCOME (LOSS) BEFORE INCOME TAXES	189,567	53,135	(5,808)	-	236,894
INCOME TAXES
Current provision	72,347	28,872	23	-	101,242
Future income tax expense (benefit)	6,286	(9,369)	-	-	(3,083)
	78,633	19,503	23	-	98,159
NON-CONTROLLING INTEREST	-	(42)	-	-	(42)
NET INCOME (LOSS)	110,934	33,674	(5,831)	-	138,777

Included in Upstream crude revenue are sales to the three individual customers in excess of 10% of consolidated revenue in the total amount of $164.5 million.

Eliminations are intersegment revenue.

	As at June 30, 2005
	Upstream	Downstream	Corporate	Consolidated
Total assets	1,172,050	195,068	105,163	1,472,281
Total liabilities	330,759	38,535	15,477	384,771
Capital expenditures in the quarter	53,918	3,429	292	57,639

	Three months ended June 30, 2005
	Export	Domestic	Consolidated
Crude oil	249,636	19,138	268,774
Refined products	101,513	135,286	236,799

	Three months ended June 30, 2004
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	221,765	-	-	(15,679)	206,086
Refined products	63,567	150,897	-	(17,515)	196,949
Service fees	765	1,589	148	-	2,502
Interest income	211	190	396	-	797
	286,308	152,676	544	(33,194)	406,334
EXPENSES
Production	27,452	-	-	-	27,452
Royalties and taxes	24,607	4,992	-	-	29,599
Transportation	57,394	(1,906)	-	-	55,488
Refining	-	5,427	-	-	5,427
Crude oil and refined product purchases	30,141	34,690	-	(33,194)	31,637
Selling	2,386	3,955	-	-	6,341
General and administrative	7,917	3,505	4,280	-	15,702
Interest and financing costs	5,473	-	-	-	5,473
Depletion, depreciation and accretion	22,247	5,046	314	-	27,607
Foreign exchange loss (gain)	(9,836)	7,887	838	-	(1,111)
	167,781	63,596	5,432	(33,194)	203,615
INCOME (LOSS) BEFORE INCOME TAXES	118,527	89,080	(4,888)	-	202,719
INCOME TAXES
Current provision	52,481	36,048	1,114	-	89,643
Future income tax benefit	(5,691)	(3,960)	-	-	(9,651)
	46,790	32,088	1,114	-	79,992
NON-CONTROLLING INTEREST	-	699	-	-	699
NET INCOME (LOSS)	71,737	56,293	(6,002)	-	122,028

There were no sales to an individual customer in excess of 10% of consolidated revenue.

Eliminations are intersegment revenue.

	As at June 30, 2004
	Upstream	Downstream	Corporate	Consolidated
Total assets	831,552	181,124	215,239	1,227,915
Total liabilities	394,345	49,336	14,489	458,170
Capital expenditures in the quarter	24,488	2,441	362	27,291

	Three months ended June 30, 2004
	Export	Domestic	Consolidated
Crude oil	194,437	11,649	206,086
Refined products	64,033	132,916	196,949

	Six months ended June 30, 2005
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	604,561	-	-	(55,377)	549,184
Refined products	264,350	276,011	-	(85,220)	455,141
Service fees	1,461	2,851	940	-	5,252
Interest income	2,021	220	251	-	2,492
	872,393	279,082	1,191	(140,597)	1,012,069
EXPENSES
Production	43,166	-	-	-	43,166
Royalties and taxes	41,405	6,273	-	-	47,678
Transportation	187,739	11,998	-	-	199,737
Refining	-	10,823	-	-	10,823
Crude oil and refined product purchases	111,715	114,390	-	(140,597)	85,508
Selling	3,842	6,275	-	-	10,117
General and administrative	25,540	8,993	9,048	-	43,581
Interest and financing costs	9,109	2	-	-	9,111
Depletion, depreciation and accretion	46,811	6,485	113	-	53,409
Foreign exchange (gain) loss	(3,502)	8,395	1,720	-	6,613
	465,825	173,634	10,881	(140,597)	509,743
INCOME (LOSS) BEFORE INCOME TAXES	406,568	105,448	(9,690)		502,326
INCOME TAXES
Current provision	161,961	48,502	210	-	210,673
Future income tax benefit	(1,954)	(11,025)	-	-	(12,979)
	160,007	37,477	210	-	197,694
NON-CONTROLLING INTEREST	-	216	-	-	216
NET INCOME (LOSS)	246,561	67,755	(9,900)	-	304,416

Included in Upstream crude revenue are sales to one customer in excess of 10% of consolidated revenue in the amount of $107.4 million.

Eliminations are intersegment revenue.

	As at June 30, 2005
	Upstream	Downstream	Corporate	Consolidated
Total assets	1,172,050	195,068	105,163	1,472,281
Total liabilities	330,759	38,535	15,477	384,771
Capital expenditures in the period	74,699	12,680	827	88,206

	Six months ended June 30, 2005
	Export	Domestic	Consolidated
Crude oil	508,512	40,672	549,184
Refined products	221,314	233,827	455,141

	Six months ended June 30, 2004
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	445,901	-	-	(32,337)	413,564
Refined products	95,952	246,405	-	(29,461)	312,896
Service fees	1,894	1,769	219	-	3,882
Interest income	343	224	673	-	1,240
	544,090	248,398	892	(61,798)	731,582
EXPENSES
Production	49,916	-	-	-	49,916
Royalties and taxes	40,599	11,374	-	-	51,973
Transportation	124,104	-	-	-	124,104
Refining	-	9,515	-	-	9,515
Crude oil and refined product purchases	63,832	62,408		(61,798)	64,442
Selling	4,504	7,285	-	-	11,789
General and administrative	15,260	6,669	6,816	-	28,745
Interest and financing costs	11,799	469	-	-	12,268
Depletion, depreciation and accretion	39,008	9,915	625	-	49,548
Foreign exchange loss (gain)	(1,364)	(5,723)	1,292		(5,795)
	347,658	101,912	8,733	(61,798)	396,505
INCOME (LOSS) BEFORE INCOME TAXES	196,432	146,486	(7,841)	-	335,077
INCOME TAXES
Current provision	84,389	47,931	2,682	-	135,002
Future income tax (benefit) expense	(11,569)	784	-	-	(10,785)
	72,820	48,715	2,682	-	124,217
NON-CONTROLLING INTEREST	-	1,347	-	-	1,347
NET INCOME (LOSS)	123,612	96,424	(10,523)	-	209,513

There were no sales to an individual customer in excess of 10% of consolidated revenue.

Eliminations are intersegment revenue.

	As at June 30, 2004
	Upstream	Downstream	Corporate	Consolidated
Total assets	831,552	181,124	215,239	1,227,915
Total liabilities	394,345	49,336	14,489	458,170
Capital expenditures in the period	60,086	5,686	644	66,416

	Six months ended June 30, 2004
	Export	Domestic	Consolidated
Crude oil	384,771	28,793	413,564
Refined products	97,945	214,951	312,896

3    JOINT VENTURES

    The Corporation has the following interests in two joint ventures:

      a)    a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field.

      b)    a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s interim consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

	Three months ended June 30, 2005
	Turgai	Kazgermunai	Total
Cash and cash equivalents	74,390	87,127	161,517
Current assets, excluding cash and cash equivalents	86,400	43,634	130,034
Property, plant and equipment, net	87,302	86,795	174,097
Current liabilities	44,411	19,133	63,544
Long-term debt	-	-	-
Revenue	115,299	50,077	165,376
Expenses	85,475	35,053	120,528
Net income	29,824	15,024	44,848
Cash flow from operating activities	3,178	32,915	36,093
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(4,873)	(27,788)	(32,661)

	Three months ended June 30, 2004
	Turgai	Kazgermunai	Total
Cash and cash equivalents	28,140	24,204	52,344
Current assets, excluding cash and cash equivalents	58,609	40,169	98,778
Property, plant and equipment	79,769	64,437	144,206
Current liabilities	76,536	19,899	96,435
Long-term debt	-	14,480	14,480
Revenue	64,873	49,019	113,892
Expenses	37,315	31,673	68,988
Net income	27,558	17,346	44,904
Cash flow from operating activities	11,046	22,824	33,870
Cash flow used in financing activities	-	(24,266)	(24,266)
Cash flow used in investing activities	(1,585)	(2,363)	(3,948)

	Six months ended June 30, 2005
	Turgai	Kazgermunai	Total
Revenue	208,759	125,312	334,071
Expenses	144,538	73,267	217,805
Net income	64,221	52,045	116,266
Cash flow from operating activities	48,402	68,270	116,672
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(8,690)	(31,943)	(40,633)

	Six months ended June 30, 2004
	Turgai	Kazgermunai	Total
Revenue	124,508	87,554	212,062
Expenses	78,594	54,602	133,196
Net income	45,914	32,952	78,866
Cash flow from operating activities	22,306	42,604	64,910
Cash flow used in financing activities	-	(24,266)	(24,266)
Cash flow used in investing activities	(2,534)	(4,566)	(7,100)

Turgai’s revenue for the three and six months ended June 30, 2005 includes $1.7 million and $26.2 million of sales to the Corporation, respectively ($12.5 million and $36.1 million for the three and six months ended June 30, 2004). These amounts were eliminated on consolidation.

Kazgermunai’s revenue for the three and six months ended June 30, 2005 includes $3.7 million and $6.3 million of sales to the Corporation, respectively ($2.9 million and $8.7 million for the three and six months ended June 3, 2004). These amounts were eliminated on consolidation.

4    RESTRICTED CASH

Restricted cash as at June 30, 2005 includes $64.0 million of cash dedicated to a margin account for the Corporation’s hedging program. As at December 31, 2004 restricted cash comprised $39.0 million of cash dedicated to the margin account for the hedging program and $8.7 million of cash dedicated to a debt service reserve account for the Corporation’s term facility. The Corporation discharged all hedging liabilities related to this term facility as at December 31, 2004. The debt service reserve account was released in January 2005.

Restricted cash is not available for current purposes.

5    ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following:

	June 30, 2005	December 31, 2004
Trade	110,291	150,462
Value added tax recoverable	29,605	29,316
Fines and penalties cancelled per court decision (Note 15)	7,899	-
Due from joint ventures	4,158	6,942
Other	10,974	11,784
	162,927	198,504

6    INVENTORY

      Inventory consists of the following:

	June 30, 2005	December 31, 2004
Refined products	17,377	16,682
Crude oil produced	18,684	22,535
Crude oil purchased	10,057	2,740
Materials and supplies	20,594	19,285
	66,712	61,242

7    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      Accounts payable and accrued liabilities consist of the following:

	June 30, 2005	December 31, 2004
Trade	84,657	70,160
Due to joint ventures	6,069	19,668
Royalties	7,379	18,259
Income taxes	2,585	30,175
Common share dividends	11,888	12,588
Other	11,017	10,909
	123,595	161,759

8    SHORT-TERM DEBT

	June 30, 2005	December 31, 2004
Current portion of term loans	2,039	2,039
Kazgermunai debt	13,899	13,502
Working capital facilities	55,000	-
	70,938	15,541

      Working capital facilities

The Corporation has three revolving working capital facilities available totaling $190.0 million, with $175.0 million committed and $15.0 million uncommitted, secured by a corporate guarantee. The facilities have interest rates ranging from LIBOR plus 2.65% per annum to 10% per annum.

$30.0 million of the committed facilities has been dedicated to cover margin calls under the Corporation’s hedging program. This amount is not available for general corporate purposes.

As at June 30, 2005 the Corporation had drawn $55.0 million under these facilities, bearing an annual interest rate of 8%.

9    SHARE CAPITAL

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class B redeemable preferred shares, issuable in series.

Issued Class A common shares:
	Three Months Ended June 30, 2005		Three Months Ended June 30, 2004
	Number	Amount	Number	Amount
Balance, beginning of period	75,728,337	190,913	79,865,009	195,271
Shares repurchased and cancelled pursuant to normal course issuer bid	(1,806,100)	(4,593)	-	-
Stock options exercised for cash	74,113	780	732,157	596
Balance, end of period	73,996,350	187,100	80,597,166	195,867

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004
	Number	Amount	Number	Amount
Balance, beginning of period	76,223,130	191,529	77,920,226	191,695
Shares repurchased and cancelled pursuant to normal course issuer bid	(2,538,900)	(6,451)	-	-
Stock options exercised for cash	303,961	2,019	2,648,382	4,163
Corresponding convertible securities, converted	8,159	3	28,558	9
Balance, end of period	73,996,350	187,100	80,597,166	195,867

In August 2004, the Corporation renewed its Normal Course Issuer Bid program which enabled the Corporation to repurchase 7,091,429 Class A common shares during the period from August 13, 2004 to August 12, 2005. The Corporation repurchased and cancelled 1,806,100 shares at an average price of C$41.3 per share during the three months ended June 30, 2005 (2,538,900 shares at an average price of C$42.2 per share during the six months ended June 30, 2005). The excess of cost over the book value for the shares repurchased was applied to retained earnings.

A summary of the status of the Corporation’s stock option plan as of June 30, 2005 and the changes during the six months ended June 30, 2005 and the year ended December 31, 2004 are presented below (weighted average exercise price expressed in Canadian dollars):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2003	5,115,460	8.17
Granted	724,100	42.50
Exercised	(3,560,379)	4.77
Forfeited	(192,525)	15.94
Outstanding at December 31, 2004	2,086,656	25.17
Granted	321,000	40.00
Exercised	(312,120)	8.03
Forfeited	(28,084)	18.83
Outstanding at June 30, 2005	2,067,452	30.16
Options exercisable as at:
December 31, 2004	866,903	16.29
June 30, 2005	593,935	20.06

10  INCOME TAXES

The provision for income taxes differs from the results which would have been obtained by applying the statutory tax rate of 30% to the Corporation’s income before income taxes. This difference results from the following items:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Income before income taxes	236,894	202,719	502,326	335,077
Statutory Kazakhstan income tax rate	30%	30%	30%	30%
Expected tax expense	71,068	60,816	150,698	100,523
Effect of higher tax rate in Kazgermunai	4,253	2,138	5,732	1,465
Excess profit tax provision	19,450	6,833	34,843	9,833
Income tax assessment in Turgai for 2002 - 2003	2,629	-	2,629	-
Other permanent differences, net	759	10,205	3,792	12,396
Income tax expense	98,159	79,992	197,694	124,217

11  NET INCOME PER SHARE

      The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Weighted average number of common shares outstanding	74,666,131	79,442,775	75,288,966	79,257,431
Dilution from exercisable options (including convertible securities)	350,245	1,278,756	452,441	1,227,461
Diluted number of shares outstanding	75,016,376	80,721,531	75,741,407	80,484,892

698,100 options were excluded from the calculation of diluted number of shares outstanding for the three months ended June 30, 2005 (683,100 for the six months ended June 30, 2005) as the exercise price was in excess of the average market price. No options were excluded from the calculation of diluted number of shares outstanding for the three and six months ended June 30, 2004 as the market price was in excess of the exercise price.

12   FINANCIAL INSTRUMENTS

The Corporation’s financial instruments include cash and cash equivalents, accounts receivable, all current liabilities and long-term debt. The fair value of cash and cash equivalents, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and the term loans approximates their carrying value as they bear interest at market rates. The fair value of the 9.625% Notes is $136.8 million versus the carrying value of $125.0 million as at June 30, 2005 as determined through reference to the market price.

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation had entered into the following contracts with major financial institutions.

Contract Amount (bbls per month)	Contract Period	Contract Type	Price Ceiling or Contracted Price
120,000	January 2005 to March 2005	IPE Future	26.30-26.52
40,000	April 2005 to June 2005	IPE Future	25.92
458,333	January 2005 to December 2005	IPE Future	25.65-25.90

During the three months ended June 30, 2005 the Corporation has foregone revenue of $39.5 million through these contracts ($77.7 million during the six months ended June 30, 2005).

The unrealized loss under these hedges as at June 30, 2005 is $84.8 million. This amount is deferred and recognized in the consolidated statement of income when the related contract is settled. The fair value of these hedges was determined based on future Brent crude oil prices as at June 30, 2005.

13   CASH FLOW INFORMATION

Interest and income taxes paid:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Interest paid	1,117	2,205	7,531	10,702
Income taxes paid	168,098	61,701	238,263	104,114

14  COMMITMENTS AND CONTINGENCIES

TAX ASSESSMENTS

Turgai tax assessments

During 2004, Turgai was subject to a tax audit for the years 2002-2003 and received a tax assessment for $150.0 million at current exchange rates including penalties and interest (the Corporation’s 50% share is $75.0 million).

The major assessment in the tax audit was for excess profit taxes of approximately $101.5 million including fines and penalties (the Corporation’s 50% share is $50.75 million). The assessment was based on the position that expenditures relating to construction in progress are not allowed as a cash outflow when computing the internal rate of return until construction is completed and depreciation has commenced. The Corporation believes this position is contrary to the concept of an internal rate of return calculation and counter to the legislation of the Republic of Kazakhstan. The Corporation, the other 50% shareholder Lukoil and Turgai entered into discussions regarding this assessment with the Ministry of Finance. These discussions are being held to determine the correct method of calculating excess profit tax and to clarify the interpretation of current legislation. The assessment on excess profit tax has been removed pending conclusion of these discussions. Upon agreement with the Ministry of Finance, Turgai will present a proposed Hydrocarbon Contract amendment to the Ministry of Energy and Mineral Resources, clarifying the method of calculating excess profit tax. A final assessment pertaining to excess profit tax may be issued depending on the outcome of the discussions. The outcome of these discussions can not be determined, and, therefore, no amounts have been recorded in these interim consolidated financial statements.

The remaining amount of $48.5 million was discussed with the Ministry of Finance and Turgai appealed through the courts. Turgai was successful with respect to $20.5 million, was unsuccessful on $11.9 million with the balance of $16.1 million still pending a decision on appeal. Of the assessments upheld by the courts, $10.7 million related to accelerated depreciation claims that were disallowed under Turgai’s stabilized tax legislation. The Corporation has recorded its 50% share of the $11.9 million of assessments upheld by the courts as an expense in the current period and recorded a future income tax benefit amounting to $3.3 million on the accelerated depreciation.

PKKR and PKOP transfer pricing assessments

In April 2005, the Corporation, through its subsidiaries, received two assessments on transfer pricing for 2002 and 2003, including $61.9 million for PKKR and $11.7 million for PKOP (at current exchange rates). For crude oil sales, the majority of the assessment pertains to the differentials to market benchmarks negotiated with purchasers of PKKR’s crude oil that reflect transportation costs to the corresponding markets. For refined products, the major portion of the assessment relates to applying retail prices to the Corporation’s wholesale sales transactions.

The Corporation believes these assessments are incorrect, as they fail to apply the correct market prices for the type of sales transaction and to recognize the arms length nature of the transactions. The Corporation has appealed these assessments and is currently engaged in discussions with the tax authorities. No provision has been made in the interim consolidated financial statements for these assessments.

Kazgermunai tax assessments

In late 2003, the Corporation, through its joint venture Kazgermunai, received tax assessments for 2001 and 2002 amounting to $9.6 million at current exchange rates (the Corporation’s 50% share - $4.8 million). Kazgermunai appealed these assessments and prevailed with respect to $4.2 million, was unsuccessful regarding $0.5 million with the outcome of the remaining $4.9 million still pending while under appeal. The Corporation has recorded $0.25 million, its 50% share of the assessment upheld by the court, in these interim consolidated financial statements.

In late 2004, Kazgermunai received a transfer pricing assessment for 2003 for approximately $6.1 million at current exchange rates (the Corporation’s 50% share - $3.05 million). Neither the Corporation nor Kazgermunai agree with this assessment, and Kazgermunai is currently disputing this assessment through the legal system. No amounts were recorded related to this assessment in the interim consolidated financial statements.

Tax inspections

The Corporation’s operating subsidiaries in Kazakhstan are currently the subject of tax inspections for the years 2002 through 2004. These inspections are expected to be complete and assessments, if any, issued in the third or fourth quarter of 2005.

Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”)

The ARNM claimed $32.7 million (at current exchange rates) from a group distribution company for allegedly violating Kazakhstan’s competition law. The group distribution company initiated legal proceedings and the court of first instance dismissed the ARNM claim. The ARNM appealed this decision; the appellate court upheld the decision of the lower court. The ARNM has filed a motion to re-open the court case on the basis of new information.

The ARNM also claimed approximately $97.3 million (at current exchange rates) from group distribution companies for allegedly violating Kazakhstan’s competition law. The group distribution companies initiated legal action, and at the Astana City Court were unsuccessful in their challenge of allegations by the ARNM that these companies had violated Kazakhstan competition laws. The initial trial court judgment upheld the ARNM determination that these group distribution companies had received unjustified revenues totaling approximately $97.3 million.

The group distribution companies appealed this judgment to the Supreme Court. The initial Supreme Court hearing on the matter was held in the second quarter of 2004 and the Court suspended the case and instructed the parties to seek an agreed settlement. During the period from April to May 13, 2004 the parties did engage in discussions aimed at a settlement, but were unable to resolve the matter through negotiations.

On May 13, 2004, after a hearing on the merits, the Supreme Court overturned the lower court decision which was in favour of the ARNM and sent the case back to the Astana City Court for a new trial. During the third quarter of 2004, the General Prosecutor’s office filed a protest regarding the May 13 decision of the Supreme Court with the Supreme Court Supervisory Panel. On August 25, 2004, the Supervisory Panel issued an opinion upholding the May 13 decision and returned the case to the Astana City Court. In September 2004, the Astana City Court issued a ruling suspending further consideration of the merits of the case pending the completion of parallel investigations being conducted by the “Agency of the Republic of Kazakhstan for Fight Against Economic and Corruption Criminality” (“Finance Police”). This suspension was removed in late 2004 and the case was reviewed by economic and financial experts under order of the Court. It was expected that the economic and financial expertise would be concluded during the spring of 2005 and that the case would, at that point, be subject to further review and decision by the Astana City Court.

In April 2005, the Finance Police placed a lien on the property of PKOP for $13.4 billion Tenge (approximately $98.9 million) to secure the ARNM’s claim for approximately $97.3 million (at current exchange rates) against group distribution companies and the amounts claimed as damages under the criminal charges brought against certain executives of PKOP. The Corporation has appealed this lien to the General Prosecutor’s Office and if unsuccessful will appeal in court.

It remains the Corporation’s view that the allegations leveled against the group distribution companies are without justification. A highly competitive market exists for oil products within Kazakhstan and the current level of prices reflects current world crude oil prices. Also, the prices charged by the group distribution companies are competitive with Russian imports and with those charged by distributors of the other two refineries in Kazakhstan.

The Corporation is considering its recourse rights under the terms of the Shymkent refinery Privatization Agreement, which clearly stipulates the right to sell any and all its products in Kazakhstan and abroad at free market prices.

The Corporation will continue to seek a dialogue with the appropriate authorities to address the concerns related to the pricing of refined products and possible measures to be taken to further promote transparency and effective monitoring of the dynamics of competition, consistent with market economy principles. The Corporation has not provided for these amounts in the interim consolidated financial statements. See Note 15 Subsequent Events.

Curtailment of production

On April 26, 2005 the Corporation’s subsidiary PKKR commenced the process of reducing production in accordance with new legislation passed in December 2004 prohibiting gas flaring except under limited circumstances. Turgai and Kazgermunai also reduced production to comply with the new legislation.

The Corporation remains hopeful that, in view of its current investment program to achieve full gas utilization by mid - 2006, it will be allowed to resume production at higher rates prior to the completion of its gas re-injection program.

Kazgermunai social infrastructure obligations

In February 2005, the Corporation’s joint venture Kazgermunai, received a claim filed by the Kyzylorda Regional Oblast Akimat (regional administration) for failure to fulfill infrastructure obligations amounting to $31.2 million alleged to arise from the terms of its Foundation Agreement, supplementary agreements, and subsequent amendments to these agreements. The claim was for approximately $102.0 million (the Corporation’s 50% share is $51.0 million), with $31.2 million relating to infrastructure obligations and the remainder being interest charges.

In May 2005, Kazgermunai and the Akimat reached a settlement agreement under which Kazgermunai agreed to pay $31.2 million (the Corporation’s 50% share is $15.6 million) for fulfillment of all of its infrastructure obligations. The Corporation capitalized this payment as it settles one of the alleged obligations of Kazgermunai under its Foundation Agreement.

LITIGATION

TURGAI CLAIMS AGAINST PKKR

Migration of crude oil

In May 2005, Turgai filed a claim that alleged that PKKR has produced crude oil that originated from Turgai’s license area. The claim is for approximately $188.2 million at current exchange rates. The first hearing was to be held on June 21, 2005 and was delayed until July 14, 2005.

The Corporation believes that this claim is groundless, has documented numerous technical and legal counter arguments in support of its position, and, therefore, has made no provision for this claim in these interim consolidated financial statements. See Note 15 Subsequent Events.

Return of crude oil

In May 2005, Turgai filed a claim seeking that PKKR return to Turgai approximately 395,000 tonnes of crude oil (3.1 million barrels) that Turgai alleged PKKR should not have shipped to the Shymkent refinery. The Corporation disagrees with this claim, on the basis that the crude oil was shipped in accordance with the MEMR monthly refinery supply plan, as well as applicable Turgai shareholder agreements and board resolutions. Additionally, PKOP had paid

Turgai for the crude oil and Turgai had accepted the payment. The court of first instance, the Kyzylorda Specialized Interdistrict Economic Court, ruled in Turgai’s favor and PKKR has filed an appeal. The Appellate Court hearing was scheduled to take place on July 20, 2005. See Note 15 Subsequent Events.

Central processing facility curtailment

In February 2005, the Corporation, through PKKR, received a claim filed by Turgai for $18.3 million in damages related to the temporary production curtailment of Turgai in late December 2004 and alleged lost revenue from export sales.

The claim was separated into two cases. The first case, for $13.1 million, related to the alleged lost revenue from export sales of 60,000 tonnes. In March 2005, the Kyzylorda Interregional Economic Court issued a decision in favor of Turgai. PKKR filed an appeal, the hearing of which was held in April 2005. The Appellate Court issued a decision requiring PKKR to pay Turgai $13.1 million for the alleged lost revenues from export sales of 60,000 tonnes (0.46 million barrels), and, in return, Turgai was required to transfer title to 60,000 tonnes of crude oil to PKKR. PKKR does not plan to appeal this ruling. The Corporation has recorded the transaction as a purchase of crude oil in the interim consolidated financial statements.

The second case, for $5.2 million, related to compensation for damages from the curtailment of production. The Court of first instance ruled in favor of Turgai; PKKR appealed and the Appellate Court ruled in Turgai’s favor but reduced the amount to $3.5 million. The Corporation has recorded the consolidated impact of $1.7 million as part of general and administrative expenses in the interim consolidated financial statements.

Price received for crude sold to PKOP

In April 2005, Turgai filed two claims with respect to the price paid by PKOP for purchased crude oil. In the first claim, which covers the period from August to October 2004, Turgai is claiming approximately $5.5 million at current exchange rates for the alleged difference between market price and the price paid by PKOP for crude oil purchased from Turgai and is seeking to invalidate offsets totaling $31.7 million that PKOP made for amounts owed by Turgai. The court of first instance, the Kyzylorda Specialized Interdistrict Economic Court, ruled in Turgai’s favor and PKOP has lodged an appeal. The Appellate Court hearing took place on July 20, 2005. See Note 15 Subsequent Events.

No provision has been made in the interim consolidated financial statements because the Corporation believes that Turgai’s claims are groundless. The purchase price for crude oil is based upon a formula that has been approved and agreed to by Turgai’s Board of Directors and its shareholders.

The second claim is for November and December 2004 crude oil purchases and is claiming approximately $7.3 million for the alleged difference between market price and the price paid by PKOP for crude oil purchased from Turgai. The court of first instance, the Kyzylorda Specialized Interdistrict Economic Court, ruled in Turgai’s favor and PKOP has appealed. The Appellate Court hearing was expected to take place in July 2005. The date of the hearing has not been set. No provision has been made in the interim consolidated financial statements as the Corporation believes that Turgai’s claims are groundless.

Invalidation of export contracts

In June 2005, Turgai filed a claim seeking damages of approximately $3.5 million for earlier actions taken by PetroKazakhstan Inc. and PKKR to invalidate certain Turgai export contracts. Turgai petitioned the Kyzylorda Specialized Interregional Economic Court to post as security the Corporation’s shares in Turgai pending the outcome of the court proceedings.

PetroKazakhstan Inc. and PKKR are continuing to take measures to release the shares and will vigorously defend themselves. In the event that hearings proceed, PetroKazakhstan believes the claims are groundless as Turgai sustained no damage. In the unlikely event that PetroKazakhstan loses the case, payment of the damages awarded will immediately release the security on PetroKazakhstan Inc.’s shares in Turgai.

LUKOIL LITIGATION

PetroKazakhstan vs Lukoil Stockholm Arbitration

On July 6, 2004, PetroKazakhstan filed a Request for Arbitration with the Arbitration Institute of the Stockholm Chamber of Commerce against Lukoil Overseas Kumkol BV (“Lukoil”) seeking compensation for lost profits which PetroKazakhstan would have received as a 50% shareholder of Turgai Petroleum but for Lukoil’s failure to finance the joint venture as provided under the Foundation Agreements for the Joint Venture and for Lukoil’s actions in violation of corporate governance obligations and tender approval requirements. The Statement of Claim also includes damages for costs incurred due to Lukoil-initiated litigation in Kazakhstan, to force a PetroKazakhstan subsidiary, PKOP, to accept crude oil for processing rather than sale, and will also claim any losses incurred in current Kazakh litigation, relating to crude oil sales pricing in August-December 2004 and crude oil delivery and pricing in January-March 2005.

PetroKazakhstan submitted its full Statement of Claim on April 22, 2005 and its statement of the damages it is seeking on June 30, 2005. PetroKazakhstan’s Statement of Damages claims $293 million, and injunctive relief to halt all actions that violate corporate governance obligations.

Lukoil submitted its Preliminary Statement of Defense and Counterclaim on July 7, 2004 and claimed $252 million for Turgai and $4 million for Lukoil, together with a request for a $600 million letter of credit as a surety against PetroKazakhstan requests for injunctive relief.

Lukoil is expected to file its Statement of Damages on October 3, 2005.

A preliminary hearing is scheduled before the Tribunal on September 19, 2005.

The outcome of this litigation can not be determined, and, accordingly, no amounts have been recorded in the interim consolidated financial statements.

PetroKazakhstan vs Lukoil Amsterdam litigation

On July 21, 2004, PKKR filed a claim in the District Court of Amsterdam against Lukoil for damages suffered by PKKR as a result of unlawful actions by Lukoil related to the shut-in of certain wells located at the border of the Kumkol North and the Kumkol South fields. The preliminary amount of the claim, as at the date of the filing, was an initial $65 million. This amount increases daily as the production of Kumkol South continues to be partly constrained.

The outcome of this litigation can not be determined, and, accordingly, no amounts have been recorded in the interim consolidated financial statements.

PetroKazakhstan vs Lukoil/Turgai Paris Arbitration

On May 9, 2005, PetroKazakhstan filed a Request for Arbitration with the Arbitration Institute of the International Chamber of Commerce, Paris. PetroKazakhstan is seeking clarification of Turgai’s and Lukoil’s obligations and other terms of the KAM pipeline agreements. Lukoil and Turgai have agreed to consolidate all KAM pipeline related disputes under this arbitration and have withdrawn all KAM pipeline related claims from the Kazakh court system. As part of this agreement, Lukoil and Turgai have dropped an earlier claim brought in the Kazakh Courts seeking to invalidate the arbitration clauses of the KAM pipeline agreements.

Lukoil/Turgai vs PetroKazakhstan Stockholm Arbitration

In April 2005, the Corporation received a copy of a Request for Arbitration filed with the Arbitration Institute of the Stockholm Chamber of Commerce by Lukoil and Turgai against PetroKazakhstan Inc. for $100 million. This amount represents the alleged difference between market prices and the prices paid by PKOP for crude oil purchased from Turgai during the period from October 2003 to November 2004.

The Corporation believes the claim is without merit, as the price paid was in accordance with prevailing agreements. No provision has been made in the interim consolidated financial statements for this claim.

MINISTRY OF ENERGY AND MINERAL RESOURCES GEOLOGY AND SUBSURFACE USE COMMITTEE (“COMMITTEE”) OF THE REPUBLIC OF KAZAKHSTAN VS. PKKR

In May 2005, the Committee filed a claim against PKKR for approximately $4.4 million for violation of a no flaring injunction received earlier in the year. The first hearing was held on July 6, 2005 with the decision in favor of the Committee. The Corporation does not agree with the decision and plans to appeal. The Corporation has not provided for this claim in the interim consolidated financial statements.

PKOP vs. SFE Ltd.

In October 2004, PKOP filed a claim against SFE Ltd., a minority shareholder in PKOP, for enforcement of a share redemption agreement pursuant to SFE Ltd. requesting redemption after voting against a reorganization of PKOP from a joint stock company to an LLP. SFE Ltd. has filed a number of counter claims with the most significant disputing the valuation of its shares in PKOP and obtaining injunctions prohibiting PKOP from entering into certain transactions.

The case regarding the injunction prohibiting certain transactions has progressed through the Kazakhstan court system and in May of 2005, the Supreme Court ruled that pending the outcome of the dispute, PKOP is prohibited from entering into transactions, which would decrease the equity of PKOP and that PKOP can not enter into share transactions. The remaining cases are progressing through the court system.

The outcome of the litigation can not be determined, and, therefore, no amounts were recorded in the interim consolidated financial statements.

OTHER LITIGATION

The Corporation is involved in certain other litigation and claims associated with the normal course of operations. Management believes that settlements, if any, would not have a material impact on the Corporation’s interim consolidated financial statements.

15   SUBSEQUENT EVENTS

ARNM

On July 13, 2005 the City Court of Astana rendered a decision adverse to the group distribution companies for an aggregate amount of approximately $55.4 million. The judgement may be appealed to the Supreme Court of Kazakhstan. The outcome of the appeal can not be determined, therefore, no provision has been made in the interim consolidated financial statements for this judgement.

The Corporation, through its subsidiaries in Kazakhstan, has been involved in extensive negotiations aimed towards a settlement. The Corporation does not view this judgement as an obstacle to the settlement of the civil and related criminal cases.

TURGAI CLAIMS AGAINST PKKR

Migration of crude oil

At a hearing on July 18, 2005, the court requested that MEMR experts review the technical arguments. This process is expected to require a number of months to complete.

Return of crude oil

On July 20, 2005 the Appellate Court, the Board of Civil Affairs of Kyzylorda Oblast Court, ruled in Turgai’s favor and obligated PKKR to return approximately 395,000 tonnes to Turgai.

Turgai argued that PKKR was obliged to transfer crude oil into the Kaztransoil pipeline system for export under a Services Contract. PKKR argued in its appeal that oil was forwarded to the Shymkent Refinery, by a different route in accordance with the MEMR monthly refinery supply plan, as well as existing contractual obligations of Turgai approved by Shareholder Resolutions and also other contractual arrangements approved by Lukoil.

The Corporation also noted that Turgai received and accepted money from PKOP for the crude oil supplied to the refinery by Turgai.

PKKR intends to appeal this decision to the Supervisory Panel of the Board on Civil Affairs of the Kyzylorda Oblast Court but in the meantime, as required by law, PKKR will execute the court decision and return the crude oil to Turgai.

The Corporation will, in any event, pursue reimbursement of damages at international arbitration, owing to Lukoil’s failure to comply with shareholders agreements related to Turgai and breaches of corporate governance rules.

These interim consolidated financial statements still record the deliveries of Turgai crude oil made to Shymkent in January-March 2005 as sales of Turgai, because the Corporation does not agree with this decision and will appeal.

Price received for crude sold to PKOP

On July 20, 2005 the Appellate Court of the South Kazakhstan Oblast issued a decision that PKOP should reimburse the alleged difference of approximately $5.5 million between alleged market price and the price paid by PKOP for crude oil purchased from Turgai during the period from August to October 2004. PKOP disagrees with this decision as Turgai was contractually bound to supply PKOP, at the price paid by PKOP, because there was a crude purchase contract in force that had been approved by the shareholders, Lukoil and PetroKazakhstan.

PKOP will appeal again to the Supervisory Panel of the South Kazakhstan Oblast Court, but in the meantime, as required by law, will pay the amount in question. The Corporation will, in any event, pursue reimbursement in international arbitration owing to Lukoil’s wrongful failure to comply with the requirements of the Kazakhstan Law on Joint Stock Companies and other breaches of the Corporation’s shareholder agreement with Lukoil. The Corporation has not recorded any provision for this decision, as it does not agree and plans to further appeal.

ROAD TAX ASSESSMENTS FOR 1998 AND 1999

PKKR has been disputing approximately $7.9 million (using current exchange rates) in assessed fines and penalties relating to assessments received for the 1998 and 1999 taxation years.

This matter was previously appealed to the Supervisory Panel of the Supreme Court (“Supervisory Panel”), and they remanded the case back to the lower court in Kyzylorda for a retrial. The lower court rejected the Supervisory Panel’s instruction, a retrial was not held, and the lower court let the original decision stand.

The Corporation recorded, as an expense, $8.0 million in the consolidated financial statements for the year ended December 31, 2004.

The lower court’s refusal to comply with the Supervisory Panel’s instruction was appealed to the Supervisory Panel. On July 19, 2005 a hearing was held, whereby the Supervisory Panel issued a decision in favor of PKKR. The Corporation reversed $7.9 million from royalties and expenses and recorded this amount as an account receivable in its interim consolidated financial statements.

Corporate Information

DIRECTORS

Bernard F. Isautier
President and Chief Executive Officer
Windsor, United Kingdom

James B.C. Doak (1) (3)
President and Managing Partner,
Megantic Asset Management Inc.
Toronto, Ontario

Nurlan J. Kapparov (2) (3)
Chairman, KazInvest Bank
Almaty, Kazakhstan

Jacques Lefèvre (1) (2)
Vice Chairman, Lafarge S.A.
Paris, France

Louis W. MacEachern (1) (2) (3)
President, Fortune Industries Ltd.
Calgary, Alberta

Graeme G. Phipps
Executive Vice President
Windsor, United Kingdom

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance Committee Member

OFFICERS

Bernard F. Isautier
President and Chief Executive Officer

Graeme G. Phipps
Executive Vice President,
Corporate Development

Mike Azancot
Senior Vice President,
Exploration and Production

Clayton J. Clift
Senior Vice President, Finance
and Chief Financial Officer

Anthony R. Peart
Senior Vice President, General
Counsel and Corporate Secretary

Dermot A. Hassett
Vice President,
Marketing and Transportation

Ihor P. Wasylkiw
Vice President, Investor Relations

SHARE TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario

AUDITORS

TOO Deloitte & Touche
Almaty, Kazakhstan

BANKERS

ABN Amro Bank Kazakhstan
Almaty, Kazakhstan

Bank Turan Alem
Almaty, Kazakhstan

Citibank
Almaty, Kazakhstan
London, England

National Bank of Canada
Calgary, Alberta

Barclays Bank Plc
Nicosia, Cyprus

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario

Gowling Lafleur and Henderson LLP
Calgary, Alberta

Paul, Weiss, Rifkind, Wharton & Garrison
New York, New York

Denton Wilde Sapte
Almaty, Kazakhstan

Salans
Almaty, Kazakhstan

INDEPENDENT RESERVOIR CONSULTANTS

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

OFFICE ADDRESSES

Registered Office

PetroKazakhstan Inc.
Suite 1460 Sun Life Plaza,
North Tower, 140 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3N3

Tel: (403) 221-8435
Fax: (403) 221-8425
Website: www.petrokazakhstan.com
Email: ir@petrokazakhstan.com

Contact: Ihor P. Wasylkiw
Vice President, Investor Relations

UK Representative Office

Ascot Petroleum Consulting Ltd.
Hogarth House, 31 Sheet Street
Windsor, Berkshire
United Kingdom SL4 1BY

Tel: 44 (1753) 410 020
Fax: 44 (1753) 410 030

Contact: Jeffrey D. Auld
Vice President, Treasurer

Kazakhstan Offices

PetroKazakhstan Kumkol Resources
PetroKazakhstan Oil Products
204 Karasai Batyr Street
Almaty, Republic of Kazakhstan, 480009

Tel: 7 (3272) 58-18-48
Fax: 7 (3272) 58-18-60

Contact: Thomas Dvorak
President

SHARE LISTINGS

The Toronto Stock Exchange
S&P/TSX
- 100 Composite Index
- Energy Index
- Canadian Midcap Index

New York Stock Exchange
- NYSE Composite Index
- NYSE Energy Index

The London Stock Exchange

Frankfurt Stock Exchange
Trading Symbol – PKZ

Kazakhstan Stock Exchange
Trading Symbol – CA_PKZ

Website: www.petrokazakhstan.com
Email: ir@petrokazakhstan.com